We will amend and complete the information in this prospectus supplement. This preliminary prospectus supplement and the prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the prospectus are not offers to sell nor solicitations of offers to buy these securities in any jurisdiction where such offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-116538
Subject to Completion, dated November 14, 2005
PROSPECTUS SUPPLEMENT
To Prospectus dated July 7, 2004
Crosstex Energy, L.P.
3,500,000 Common Units
Representing Limited Partner Interests

We are selling 3,500,000 common units of Crosstex Energy, L.P. Our common units trade on the Nasdaq National Market under the symbol “XTEX.” On November 11, 2005, the last reported sale price of our common units on the Nasdaq National Market was $35.56 per common unit.
Investing in our common units involves risks. “Risk Factors” begin on page S-10 of this prospectus supplement and on page 3 of the accompanying prospectus.

	Per Common Unit	Total

Public offering price	$	$
Underwriting discount and commission	$	$
Proceeds to Crosstex Energy, L.P. (before expenses)	$	$
We have granted the underwriters a 30-day option to purchase up to an additional 525,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 3,500,000 common units in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about                     , 2005.

Sole Book-Running Manager
Lehman Brothers

A.G. Edwards	Goldman, Sachs & Co.

Wachovia Securities

Raymond James

RBC Capital Markets

KeyBanc Capital Markets

Harris Nesbitt
                   , 2005

Tennessee
Arkansas
Oklahoma
Mississippi
Alabama
Alabama Pipeline System
Louisiana
Crosstex LIG System
Mississippi Pipeline System
Seminole Gas Processing Plant
Denton Gathering
North Texas Pipeline
Arkoma Gathering System
Texas
Pandale Gathering System and Will-O-Mills Treating Plant
Conroe Gas Plant and Gathering System
Vanderbilt System
Gulf Coast System
Eunice
Plaquemine Gas Processing Plant
Florida
Riverside
Sabine Pass
El Paso Cajun Sibon Pipeline
Pelican
Gibson Gas Processing Plant
Gregory Processing Plant and Gathering System
Corpus Christi System
Mexico
Legend
Gas Processing Plants
Fractionation
Treating Plants
Other Gathering Systems
Mississippi Pipeline System
Alabama Pipeline System
Crosstex LIG
North Texas Pipeline
Denton Gathering
Arkoma Gathering System
Corpus Christi System
Gregory Gathering System
Gulf Coast System
Pandale Gathering System
Vanderbilt System
El Paso Cajun Sibon Pipeline

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the common units. If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

i

SUMMARY
      This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. Please read “Risk Factors” beginning on page S-10 of this prospectus supplement and on page 3 of the accompanying prospectus for more information about important factors that you should consider before buying common units in this offering. Unless we indicate otherwise, the information we present in this prospectus supplement, including references to common units outstanding and ownership percentages, assumes that the underwriters do not exercise their option to purchase additional common units.
      Throughout this prospectus supplement, when we use the terms “the Partnership,” “we,” “us” and “our” and similar terms, we are referring to Crosstex Energy, L.P. or to Crosstex Energy, L.P. and its subsidiaries collectively as the context requires.
Crosstex Energy, L.P.
      We are an independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas. We connect the wells of natural gas producers in our market areas to our gathering systems, treat natural gas to remove impurities to ensure that it meets pipeline quality specifications, process natural gas for the removal of natural gas liquids, or NGLs, transport natural gas and ultimately provide natural gas to a variety of markets. We purchase natural gas from natural gas producers and other supply points and sell that natural gas to utilities, industrial consumers, other marketers and pipelines and thereby generate gross margins based on the difference between the purchase and resale prices. In addition, we purchase natural gas from producers not connected to our gathering systems for resale and sell natural gas on behalf of producers for a fee.
      We have two operating segments, Midstream and Treating. Our Midstream division focuses on the gathering, processing, transmission and marketing of natural gas, as well as providing certain producer services, while our Treating division focuses on the removal of impurities from natural gas to meet pipeline quality specifications. On November 1, we acquired El Paso Corporation’s natural gas processing and liquids business in South Louisiana, which we refer to as the El Paso Acquisition, significantly expanding our midstream presence in that area. Following this acquisition, our primary midstream assets include approximately 5,000 miles of natural gas gathering and transmission pipelines, nine natural gas processing plants and four fractionators. Our gathering systems consist of a network of pipelines that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission. Our transmission pipelines primarily receive natural gas from our gathering systems and from third party gathering and transmission systems and deliver natural gas to industrial end-users, utilities and other pipelines. Our processing plants remove NGLs from a natural gas stream and our fractionators separate the NGLs into separate NGL products, including ethane, propane, mixed butanes and natural gasoline. Our primary treating assets include approximately 111 natural gas treating plants. Our natural gas treating plants remove carbon dioxide and hydrogen sulfide from natural gas prior to delivering the gas into pipelines to ensure that it meets pipeline quality specifications.
      On a pro forma basis for the nine months ended September 30, 2005, our average throughput would have been 2.6 billion cubic feet per day, or Bcf/d, representing approximately 4.9% of marketed U.S. daily production based on August 2005 Department of Energy data. Our assets are strategically located in the Gulf States region where both onshore and offshore development of new oil and gas reserves continues at a rapid pace.

Business Strategy
      Our strategy is to increase distributable cash flow per unit by making accretive acquisitions of assets that are essential to the production, transportation, and marketing of natural gas; improving the profitability of our owned assets by increasing their utilization while controlling costs; accomplishing economies of scale through new construction or expansion in core operating areas; and maintaining financial flexibility to take advantage of opportunities. We will also build new assets in response to producer and market needs, such as our North Texas Pipeline project discussed below. We believe the expanded scope of our operations, combined with a continued high level of drilling in our principal geographic areas, should present opportunities for continued expansion in our existing areas of operation as well as opportunities to acquire or develop assets in new geographic areas that may serve as a platform for future growth. Key elements of our strategy include the following:

•	Pursuing accretive acquisitions. We intend to use our acquisition and integration experience to continue to make strategic acquisitions of midstream assets that offer the opportunity for operational efficiencies and the potential for increased utilization and expansion of the acquired asset. We pursue acquisitions that we believe will add to existing core areas in order to capitalize on our existing infrastructure, personnel, and producer and consumer relationships. For example, we believe the El Paso Acquisition will complement our existing asset base in Louisiana and lead to asset optimization and cost savings opportunities. We also examine opportunities to establish new core areas in regions with significant natural gas reserves and high levels of drilling activity or with growing demand for natural gas. We plan to establish new core areas primarily through the acquisition or development of key assets that will serve as a platform for further growth both through additional acquisitions and the construction of new assets. We established new core areas through the acquisition of the Mississippi pipeline system in 2003 and the acquisition of LIG Pipeline Company and its subsidiaries, which we collectively refer to as LIG, in 2004. The principal assets acquired in the LIG acquisition consist of approximately 2,000 miles of gas gathering and transmission systems and five processing plants (including three idle plants) located in Louisiana.

•	Improving existing system profitability. After we acquire or construct a new system, we begin an aggressive effort to market services directly to both producers and end users in order to connect new supplies of natural gas, improve margins and more fully utilize the system’s capacity. Many of our recently acquired systems have excess capacity that provide us opportunities to increase throughput with minimal incremental cost. As part of this process, we focus on providing a full range of services to small and medium size independent producers and end users, including supply aggregation, transportation and hedging, which we believe provides us with a competitive advantage when we compete for sources of natural gas supply. Since treating services are not provided by many of our competitors, we have an additional advantage in competing for new supply when gas requires treating to meet pipeline specifications. Additionally, we emphasize increasing the percentage of our natural gas sales directly to end users, such as industrial and utility consumers, in an effort to increase our operating margins. As an example, we have increased throughput on our LIG system to an average of approximately 616,000 MMBtu/d for the nine months ended September 30, 2005 from 580,000 MMBtu/d on April 1, 2004 when we acquired LIG.

•	Undertaking construction and expansion opportunities. We leverage our existing infrastructure and producer and customer relationships by constructing and expanding systems to meet new or increased demand for our gathering, transmission, treating, processing and marketing services. These projects include expansion of existing systems and construction of new facilities, which has driven the growth of the Treating division in recent years. In February 2005, we announced a new 122-mile pipeline construction project to transport gas from an area near Fort Worth, Texas, where recent drilling activity in the Barnett Shale formation has expanded production beyond the existing infrastructure capability. We refer to this project as our North Texas Pipeline project and expect that it will commence operations in the first quarter of 2006. Once completed, the pipeline will allow curtailed gas to flow to markets that are currently not available to some key Barnett Shale producers.

Competitive Strengths
      We believe that we are well positioned to compete in the natural gas gathering, transmission, treating, processing and liquids businesses. Our competitive strengths include:

•	Strategic position in Louisiana, the Texas Gulf Coast and Mississippi. With our acquisition of El Paso’s natural gas processing and liquids in South Louisiana, we substantially expanded our core area in Louisiana. All of our processing capacity and approximately 90% of our total gathering and transmission pipeline miles are located in Louisiana, the Texas Gulf Coast and south-central Mississippi. These regions are characterized by consistently high levels of drilling activity, which provide us with significant opportunities to access newly developed gas supplies. In addition, the El Paso acquisition allows us the opportunity to participate in the growing development of deepwater Gulf of Mexico reserves.

•	Strategic asset base provides opportunities for synergistic growth through organic development. As our asset base has expanded and our financial capability has increased, we have more opportunity to develop new projects that will benefit from our existing footprint. In addition, we believe our extensive inventory of treating plants gives us an advantage in competing for new business since we can often have a plant in service faster than our competitors.

•	Range of services. We offer a full range of midstream services to natural gas producers, including gathering, transmission, treating, processing and marketing. In addition, as a component of our producer services business, we purchase natural gas for sale to others and, in doing so, provide risk management opportunities to natural gas producers. We believe this full range of services gives us advantages in competing for new business because we can provide substantially all the services a producer requires to get its production of natural gas to market, as compared to our competitors who often do not provide a full range of services. In addition, we provide a full range of services to natural gas buyers, including an aggregated supply of natural gas, load balancing and price risk management, which allows buyers to find a significant volume of natural gas that meets their requirements without having to negotiate with multiple producers.

•	Proven acquisition and development expertise. Since January 2000, we have acquired and integrated 18 operations with an aggregate purchase price of approximately $719 million. Our management team’s significant industry contacts have enabled us to become aware of, and gain access to, strategic acquisition opportunities. We intend to use our experience and reputation in strategically acquiring assets to continue growth through accretive acquisitions, focusing on opportunities in which we see potential to improve throughput volumes and cash flows through marketing and new construction and expansion projects. In addition, we have invested in excess of $185 million in our construction and expansion projects from January 2000 through September 30, 2005.

•	Flexible financial structure. We have a $750.0 million senior secured credit facility, more than $300 million of which will be available upon the closing of this offering. We believe the available capacity under our credit facility, combined with our ability to access the capital markets, should provide us with a flexible financial structure that will facilitate our expansion and acquisition strategy.

•	Experienced and motivated management. Our management team’s extensive experience and contacts within the midstream industry provide a strong foundation for managing and enhancing our operations, for accessing strategic acquisition opportunities and for constructing new assets. Our senior management team has an average of over 20 years of industry experience primarily with the type of assets and the markets in which we currently operate.

Recent Developments
El Paso Acquisition and Concurrent Financings
      On November 1, 2005, we acquired El Paso Corporation’s natural gas processing and liquids business in South Louisiana for $486.4 million. The assets acquired include a total of 2.3 Bcf/d of processing capacity, 66,000 barrels per day of fractionation capacity, 2.4 million barrels of underground storage and 140 miles of liquids transport lines. The primary facilities and other assets we acquired consist of:

•	the Eunice processing plant and fractionation facility;

•	the Pelican processing plant;

•	the Sabine Pass processing plant;

•	a 23.85% interest in the Blue Water gas processing plant;

•	the Riverside fractionator and loading facility;

•	the Napoleonville natural gas liquid storage facility; and

•	the Cajun Sibon pipeline system.
      We believe the El Paso Acquisition will provide us with several key strategic benefits, including:

•	the opportunity to participate in the growing development of deepwater Gulf of Mexico reserves;

•	the opportunity to establish a significant presence in the natural gas liquids marketing business;

•	the opportunity to realize operating efficiencies with our existing asset base in Louisiana, including the ability to shift processing from some of our plants acquired with the LIG system to plants acquired from El Paso that have additional capacity, reducing our overall operating costs and freeing certain LIG assets to be redeployed to underserved markets; and

•	a larger business platform from which we can grow our midstream operations.
      After giving pro forma effect to the El Paso Acquisition and this offering, our gross margins would have been $193.5 million and $150.2 million for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively (revenues of $2.51 billion and $2.23 billion, respectively, less purchased gas of $2.32 billion and $2.08 billion, respectively). You should carefully review the pro forma condensed combined financial information included in this prospectus supplement and in our Current Report on Form 8-K/A which we filed with the Securities and Exchange Commission on November 10, 2005 and which is incorporated by reference into this prospectus supplement.
      Concurrently with the closing of the El Paso Acquisition, we amended our existing senior secured credit facility and increased our borrowing capacity by $500 million to a total borrowing capacity of $750 million. We financed the El Paso Acquisition and refinanced our existing credit facility and related costs through borrowings of approximately $462 million under the amended credit facility and through a private placement of 2,850,165 of our Senior Subordinated Series B Units to institutional investors at a price of $36.84 per unit, which resulted in net proceeds to us of $107.1 million, including a $2.1 million capital contribution from our general partner. The Senior Subordinated Series B Units are a new class of equity securities of the Partnership. The Senior Subordinated Series B Units automatically converted into our common units at a conversion rate of one common unit for each Senior Subordinated Series B Unit on November 14, 2005.
Impact of Recent Hurricanes
      During the third quarter of 2005 hurricanes Katrina and Rita caused substantial damage to the Gulf Coast region of Texas, Louisiana and Mississippi. None of our systems sustained significant damage from these storms. Hurricane Rita struck the Gulf Coast of Texas and Louisiana the last week of September causing minor damage to the Sabine Pass processing plant. This plant was acquired on November 1, 2005 in the El Paso Acquisition. El Paso bore the costs of the repairs to this plant, which is now complete, and the facility is expected to recommence operations by the end of November 2005. All other facilities were operational after minor clean-up from the storms, although throughput has not yet returned to pre-storm levels.
      The most significant short term impact of the hurricanes was the interruption of natural gas supply in the Gulf Coast region. Gulf of Mexico offshore gas production for the first week of November 2005 was approximately 54% of pre-storm levels according to the Minerals Management Service, or MMS. We believe that the lack of substantial damage to our facilities will provide opportunities in the near term for us to secure supply that has been displaced from plants owned by our competitors that sustained heavier damage from the storms.
Quarterly Distribution
      On October 20, 2005, we announced that on November 15, 2005 we will pay a quarterly distribution of $0.49 per unit to our common and subordinated unitholders of record on November 1, 2005. This distribution represents a $0.02 per unit increase over the second quarter 2005 distribution of $0.47 per unit. We have increased distributions to our unitholders every quarter since our initial public offering in December 2002.
North Texas Pipeline
      We are in the process of constructing a 122-mile pipeline and associated gathering lines from an area near Fort Worth, Texas into new markets accessed by the NGPL pipeline system. Drilling success in the Barnet Shale formation in the area has expanded productions beyond the capacity of the existing pipeline infrastructure to efficiently access markets. Capital cost to construct the pipeline and associated facilities are estimated to be approximately $98 million, with completion estimated in the first quarter of 2006.

THE OFFERING

Common units offered by us	3,500,000 common units.

4,025,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	15,184,477 common units, representing a 57.2% limited partner interest in Crosstex Energy, L.P., 9,334,000 subordinated units, representing a 35.2% limited partner interest in Crosstex Energy, L.P. and 1,495,410 senior subordinated units, representing a 5.6% limited partner interest in Crosstex Energy, L.P. Our common units include 2,850,165 units that were issued upon the conversion of our Senior Subordinated Series B Units issued in connection with the financing of the El Paso Acquisition.

Use of proceeds	We intend to use all of the net proceeds of this offering to repay a portion of the outstanding indebtedness under our credit facility incurred in connection with the El Paso Acquisition. Affiliates of each of Wachovia Capital Markets, LLC, RBC Capital Markets Corporation and Harris Nesbitt Corp. are lenders under our credit facility and will receive a portion of the net proceeds of this offering through such repayment. Please see “Use of Proceeds” and “Underwriting.”

Cash distributions	Common units are entitled to receive distributions of available cash of $0.25 per quarter, or $1.00 on an annualized basis, before any distributions are paid on our subordinated units (excluding any senior subordinated units).

On October 20, 2005, we announced that on November 15, 2005 we will pay a quarterly distribution of $0.49 per unit to our common and subordinated unitholders of record on November 1, 2005.

In general, we will pay any cash distributions we make each quarter in the following manner:

• first, 98% to the common units and 2% to the general partner, until each common unit has received a minimum quarterly distribution of $0.25 plus any arrearages from prior quarters; and

• second, 98% to the subordinated units and 2% to the general partner, until each subordinated unit has received a minimum quarterly distribution of $0.25.

If cash distributions exceed $0.25 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Please see “Cash Distribution Policy — Incentive Distribution Rights” in the accompanying prospectus.

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its sole discretion. These reserve funds are meant to provide for the proper conduct of our business including funds needed to provide for our operations as well as to comply with applicable debt instruments. As we cannot estimate the size of these reserves for any given quarter at this time, we cannot assure you that, after the establishment of reserves, we will have cash on hand for distribution to our unitholders. We refer to this cash available for distribution as “available cash,” and we define its meaning in our partnership agreement. Please see “Cash Distribution Policy — Distributions of Available Cash” in the accompanying prospectus for a description of available cash. The amount of available cash may be greater than or less than the minimum quarterly distribution.

Timing of distributions	We pay distributions approximately 45 days after March 31, June 30, September 30 and December 31 to the unitholders of record on the applicable record date.

Subordination period	The principal difference between our common units and subordinated units is that in any quarter during a subordination period, holders of the subordinated units are entitled to receive the minimum quarterly distribution of $0.25 per unit only after the common units have received the minimum quarterly distribution plus arrearages in the payment of the minimum quarterly distribution from prior periods. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2007.

When the subordination period ends, each remaining subordinated unit will convert into one common unit and the common units will no longer be entitled to arrearages. Please see “Cash Distribution Policy — Subordination Period” in the accompanying prospectus.

Early conversion of subordinated units	If we meet the applicable financial tests in the partnership agreement for any three consecutive four-quarter periods ending on or after December 31, 2005, 25% of the subordinated units will convert into common units. If we meet these tests for any three consecutive four-quarter periods ending on or after December 31, 2006, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of the subordinated units.

Conversion of senior subordinated units	The senior subordinated units will automatically convert into our common units at a conversion rate of one common unit for each senior subordinated unit on February 24, 2006.

Issuance of additional units	In general, while any subordinated units remain outstanding, we may not issue more than 2,632,000 additional common units without obtaining unitholder approval. We may, however, issue an unlimited number of common units for acquisitions, capital improvements or debt repayments that increase cash flow from operations per unit on a pro forma basis.

Voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of its general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Because affiliates of our general partner will own 38.4% of the outstanding units upon completion of the offering, you will not be able to remove the general partner without its consent.

Limited call right	If at any time more than 80% of the outstanding common units are owned by our general partner and its affiliates, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through December 31, 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. Please see “Material Tax Consequences” for the basis of this estimate.

Exchange listing	Our common units are traded on the Nasdaq National Market under the symbol “XTEX.”
      Our executive offices are located at 2501 Cedar Springs, Suite 100, Dallas, Texas 75201, and our telephone number is (214) 953-9500.

RISK FACTORS
      An investment in our common units involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors together with all of the other information included in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference into this prospectus in evaluating an investment in our common units.
      If any of the following risks actually were to occur, our business, financial condition or results of operations could be affected materially and adversely. In that case, we may be unable to make distributions to our unitholders, the trading price of our common units could decline and you could lose all or part of your investment.
Risks Inherent in Our Business

If we are unable to integrate the South Louisiana business and operations acquired in the El Paso Acquisition, or any future acquisition, our future financial performance may be limited.
      In November 2005, we acquired El Paso Corporation’s processing and liquids business in South Louisiana for approximately $486.4 million. This acquisition is significantly larger than any other acquisition we have undertaken, and integration of the South Louisiana business and operations with our existing operations will be a complex, time-consuming and costly process. Failure to successfully integrate the South Louisiana business and operations with our existing business and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may not realize all of the anticipated benefits from our acquisition of the South Louisiana business and operations, such as cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher costs, unknown liabilities and fluctuations in markets.

Acquisitions typically increase our debt and subject us to other substantial risks, which could adversely affect our results of operations.
      Our future financial performance will depend, in part, on our ability to make acquisitions of assets and businesses at attractive prices. From time to time, we will evaluate and seek to acquire assets or businesses that we believe complement our existing business and related assets. We may acquire assets or businesses that we plan to use in a manner materially different from their prior owner’s use. Any acquisition involves potential risks, including:

•	the inability to integrate the operations of recently acquired businesses or assets;

•	the diversion of management’s attention from other business concerns;

•	the loss of customers or key employees from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.
      Management’s assessment of these risks is necessarily inexact and may not reveal or resolve all existing or potential problems associated with an acquisition. Realization of any of these risks could adversely affect our operations and cash flows. If we consummate any future acquisition, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.
      We are continuing to consider large acquisition candidates and transactions in addition to the El Paso Acquisition. The integration, financial and other risks discussed above will be amplified if the size of our future acquisitions increases.

      Our acquisition strategy is based, in part, on our expectation of ongoing divestitures of gas processing and transportation assets by large industry participants. A material decrease in such divestitures will limit our opportunities for future acquisitions and could adversely affect our growth plans.

We are vulnerable to operational, regulatory and other risks associated with South Louisiana and the Gulf of Mexico, including the effects of adverse weather conditions such as hurricanes, because we have a significant portion of our assets located in South Louisiana.
      Our operations and revenues will be significantly impacted by conditions in South Louisiana and the Gulf of Mexico because we have a significant portion of our assets located in South Louisiana. This concentration of activity make us more vulnerable than many of our competitors to the risks associated with Louisiana and the Gulf of Mexico, including:

•	adverse weather conditions, including hurricanes and tropical storms;

•	delays or decreases in production, the availability of equipment, facilities or services; and

•	changes in the regulatory environment.
      Because a significant portion of our operations could experience the same condition at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other midstream companies who have operations in a more diversified geographic area.
      In addition, our operations in South Louisiana are dependent upon continued deep water drilling in the Gulf of Mexico. The deep water in the Gulf of Mexico is an area that has had limited historical drilling activity. This is due, in part, to its geological complexity and depth. Deep water development is more expensive and inherently more risky than conventional shelf drilling. A decline in the level of deep water drilling in the Gulf of Mexico could have an adverse effect on our financial condition and results of operations.

If the volumes at our South Louisiana assets do not return to levels experienced prior to Hurricanes Katrina and Rita, then our results of operations and financial condition could be adversely affected.
      Although none of our assets sustained significant damage from hurricanes Katrina and Rita, natural gas supply in the gulf coast region was interrupted and the volumes at many of our South Louisiana facilities have not returned to levels experienced prior to the hurricanes. Many of our South Louisiana facilities were acquired in the El Paso Acquisition, and we based our acquisition price on an expectation that volumes would quickly recover. If natural gas volumes do not return to pre-hurricane levels in the near term, our results of operations and financial condition could be adversely affected.

We may not have sufficient cash after the establishment of cash reserves and payment of our general partner’s fees and expenses to enable us to pay the minimum quarterly distribution each quarter.
      We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Under the terms of our partnership agreement, we must pay our general partner’s fees and expenses and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of natural gas transported in our gathering and transmission pipelines;

•	the level of our processing and treating operations;

•	the fees we charge and the margins we realize for our services;

•	the price of natural gas and natural gas liquids, or NGLs;

•	the relationship between natural gas and NGL prices; and

•	our level of operating costs.

      In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital needs;

•	restrictions on distributions contained in our bank credit facility, including satisfying certain coverage ratios contained therein;

•	our ability to make working capital borrowings under our bank credit facility to pay distributions;

•	prevailing economic conditions; and

•	the amount of cash reserves established by our general partner in its sole discretion for the proper conduct of our business.
      Because of these factors, we may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Furthermore, you should also be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.
      We are subject to significant risks due to fluctuations in commodity prices. These risks are based upon three components of our business: (1) we purchase certain volumes of natural gas at a price that is a percentage of a relevant index; (2) certain processing contracts for our Gregory system and our Plaquemine and Gibson processing plants expose us to natural gas and NGL commodity price risks; and (3) part of our fee from our Conroe and Seminole gas plants as well as those acquired in the El Paso Acquisition is based on a portion of the NGLs produced, and, therefore, is subject to commodity price risks. The margins we realize from purchasing and selling a portion of the natural gas that we transport through our pipeline systems decrease in periods of low natural gas prices because our gross margins related to such purchases are based on a percentage of the index price. For the year ended December 31, 2004 and the nine months ended September 30, 2005, we purchased approximately 8% and 11%, respectively, of our gas at a percentage of relevant index. Accordingly, a decline in the price of natural gas could have an adverse impact on our results of operations.
      A portion of our profitability is affected by the relationship between natural gas and NGL prices. For a component of our Gregory system and our Plaquemine plant and Gibson plant volumes, we purchase natural gas, process natural gas and extract NGLs, and then sell the processed natural gas and NGLs. A portion of our profits from the plants acquired in the El Paso Acquisition is dependent on NGL prices and elections by us and the producers. In cases where we process gas for producers when they have the ability to decide whether to process their gas, we may elect to receive a processing fee or we may retain and sell the NGLs and keep the producer whole on its sale of natural gas. Since we extract energy content, which we measure in British Thermal Units, or Btus, from the gas stream in the form of the liquids or consume it as fuel during processing, we reduce the Btu content of the natural gas. Accordingly, our margins under these arrangements can be negatively affected in periods in which the value of natural gas is high relative to the value of NGLs.
      In the past, the prices of natural gas and NGLs have been extremely volatile and we expect this volatility to continue. For example, in 2004, the NYMEX settlement price for natural gas for the prompt month contract ranged from a high of $7.976 per MMBtu to a low of $5.082 per MMBtu. For the first nine months of 2005, the same index ranged from $10.847 per MMBtu to $6.123 per MMBtu. A composite of the OPIS

Mt. Belvieu monthly average liquids price based upon our average liquids composition in 2004 ranged from a high of approximately $0.98 per gallon to a low of approximately $0.66 per gallon. For the first nine months of 2005, the same composite ranged from approximately $1.22 per gallon to approximately $0.84 per gallon.
      We may not be successful in balancing our purchases and sales. In addition, a producer could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a consumer could purchase less than contracted volumes. Any of these actions could cause our purchases and sales not to be balanced. If our purchases and sales are not balanced, we will face increased exposure to commodity price risks and could have increased volatility in our operating income.
      The markets and prices for residue gas and NGLs depend upon factors beyond our control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:

•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the level of domestic industrial and manufacturing activity;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.

We must continually compete for natural gas supplies, and any decrease in our supplies of natural gas could adversely affect our financial condition and results of operations.
      Competition is intense in many of our markets. The principal areas of competition include obtaining gas supplies and the marketing and transportation of natural gas and NGLs. Our competitors include major integrated oil companies, interstate and intrastate pipelines and natural gas gatherers and processors. Our competitors in the Texas Gulf Coast area include El Paso Field Services, Kinder Morgan Inc., Energy Transfer and Duke Energy Field Services. Our competitors in Mississippi include Southern Natural Gas and Gulf South Pipeline Company. Our competitors in Louisiana include Bridgeline, Acadian Pipeline and Gulf South Pipeline Company. Our competitors for natural gas processing in Louisiana include ExxonMobil, Targa Resources, Inc., Williams Companies and Enterprise Products Partners, L.P. Some of our competitors offer more services or have greater financial resources and access to larger natural gas supplies than we do.
      If we are unable to maintain or increase the throughput on our systems by accessing new natural gas supplies to offset the natural decline in reserves, our business and financial results could be materially, adversely affected. In addition, our future growth will depend, in part, upon whether we can contract for additional supplies at a greater rate than the rate of natural decline in our currently connected supplies.
      In order to maintain or increase throughput levels in our natural gas gathering systems and asset utilization rates at our treating and processing plants, we must continually contract for new natural gas supplies. We may not be able to obtain additional contracts for natural gas supplies. The primary factors affecting our ability to connect new wells to our gathering facilities include our success in contracting for existing natural gas supplies that are not committed to other systems and the level of drilling activity near our gathering systems. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. Tax policy changes, such as the recently reported consideration of a “windfall profits tax,” could have a negative impact on drilling activity, reducing supplies of natural gas available to our systems. We have no control over producers and depend on them to maintain sufficient levels of drilling activity. A material decrease in natural gas production or in the level of drilling activity in our principal geographic areas for a prolonged period, as a result of depressed commodity prices or otherwise, likely would have a material adverse effect on our results of operations and financial position.

A substantial portion of our assets is connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will decline accordingly.
      A substantial portion of our assets, including our gathering systems and our treating plants, is dedicated to certain natural gas reserves and wells for which the production will naturally decline over time. Accordingly, our cash flows associated with these assets will also decline. If we are unable to access new supplies of natural gas either by connecting additional reserves to our existing assets or by constructing or acquiring new assets that have access to additional natural gas reserves, our cash flows may decline and our ability to make distributions to our unitholders could decrease.

Growing our business by constructing new pipelines and processing and treating facilities subjects us to construction risks, risks that natural gas supplies will not be available upon completion of the facilities and risks of construction delay and additional costs due to obtaining rights-of-way.
      One of the ways we intend to grow our business is through the construction of additions to our existing gathering systems and construction of new pipelines and gathering, processing and treating facilities. The construction of pipelines and gathering, processing and treating facilities requires the expenditure of significant amounts of capital, which may exceed our expectations. Generally, we may have only limited natural gas supplies committed to these facilities prior to their construction. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which anticipated production growth does not materialize. We may also rely on estimates of proved reserves in our decision to construct new pipelines and facilities, which may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of proved reserves. As a result, new facilities may not be able to attract enough natural gas to achieve our expected investment return, which could adversely affect our results of operations and financial condition. In addition, we face the risks of construction delay and additional costs due to obtaining rights-of-way.
      We are in the process of constructing a 122-mile pipeline and associated gathering lines from an area near Fort Worth, Texas into new markets accessed by the NGPL pipeline system. Drilling success in the Barnet Shale formation in the area has expanded productions beyond the capacity of the existing pipeline infrastructure to efficiently access markets. Capital cost to construct the pipeline and associated facilities are estimated to be approximately $98 million, with completion estimated in the first quarter of 2006.

We have limited control over the development of certain assets because we are not the operator.
      As the owner of non-operating interests in the Seminole and Blue Water gas processing plants, we do not have the right to direct or control the operation of the plants. As a result, the success of the activities conducted at these plants, which are operated by a third party, may be affected by factors outside of our control. The failure of the third-party operator to make decisions, perform its services, discharge its obligations, deal with regulatory agencies or comply with laws, rules and regulations affecting these plants, including environmental laws and regulations, in a proper manner could result in material adverse consequences to our interest and adversely affect our results of operations.

We expect to encounter significant competition in any new geographic areas into which we seek to expand and our ability to enter such markets may be limited.
      As we expand our operations into new geographic areas, we expect to encounter significant competition for natural gas supplies and markets. Competitors in these new markets will include companies larger than us, which have both lower capital costs and greater geographic coverage, as well as smaller companies, which have lower total cost structures. As a result, we may not be able to successfully develop acquired assets and markets located in new geographic areas and our results of operations could be adversely affected.

We are exposed to the credit risk of our customers and counterparties, and a general increase in the nonpayment and nonperformance by our customers could have an adverse effect on our financial condition and results of operations.
      Risks of nonpayment and nonperformance by our customers are a major concern in our business. We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any increase in the nonpayment and nonperformance by our customers could reduce our ability to make distributions to our unitholders.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.
      The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines, and the price of, and demand for, natural gas in the markets we serve.
      For the year ended December 31, 2004, approximately 76% of our sales of gas which were transported using our physical facilities were to industrial end-users and utilities. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users and utilities are reluctant to enter into long-term purchase contracts. Many end-users purchase natural gas from more than one natural gas company and have the ability to change providers at any time. Some of these end-users also have the ability to switch between gas and alternate fuels in response to relative price fluctuations in the market. Because there are numerous companies of greatly varying size and financial capacity that compete with us in the marketing of natural gas, we often compete in the end-user and utilities markets primarily on the basis of price. The inability of our management to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.

We depend on certain key customers, and the loss of any of our key customers could adversely affect our financial results.
      We derive a significant portion of our revenues from contracts with Dow Hydrocarbons and a subsidiary of Kinder Morgan Inc. To the extent that these and other customers may reduce volumes of natural gas purchased under existing contracts, we would be adversely affected unless we were able to make comparably profitable arrangements with other customers. Sales to Dow accounted for 10% of our revenues for the nine months ended September 30, 2005 and sales to the Kinder Morgan subsidiary accounted for 10.2% of our revenues during 2004. Our agreements with our key customers provide for minimum volumes of natural gas that each customer must purchase until the expiration of the term of the applicable agreement, subject to certain force majeure provisions. Our customers may default on their obligations to purchase the minimum volumes required under the applicable agreements. Significant customers of the plants acquired in the El Paso Acquisition include Marathon Petroleum, Dufour Petroleum and BASF Corporation. These customers accounted for approximately 21%, 13% and 9% of sales, respectively, of liquids produced from the acquired plants in the nine months ended September 30, 2005. We will market the majority of the liquids produced from the plants. Liquids are sold under a combination of short term contracts and spot market sales.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance.
      Our operations are subject to the many hazards inherent in the gathering, compressing, treating and processing of natural gas and storage of residue gas, including:

•	damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction and farm equipment;

•	leaks of natural gas, NGLs and other hydrocarbons; and

•	fires and explosions.
      These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. Our operations are concentrated in Texas, Louisiana and the Mississippi Gulf Coast, and a natural disaster or other hazard affecting this region could have a material adverse effect on our operations. We are not fully insured against all risks incident to our business. In accordance with typical industry practice, we do not have any property insurance on any of our underground pipeline systems that would cover damage to the pipelines. We are not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. Our business interruption insurance covers only our Gregory processing plant. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition.

The threat of terrorist attacks has resulted in increased costs, and future war or risk of war may adversely impact our results of operations and our ability to raise capital.
      Terrorist attacks or the threat of terrorist attacks cause instability in the global financial markets and other industries, including the energy industry. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets and the possibility that infrastructure facilities, including pipelines, production facilities and transmission and distribution facilities, could be direct targets, or indirect casualties, of an act of terror. Instability in the financial markets as a result of terrorism, the war in Iraq or future developments could also affect our ability to raise capital.
      Changes in the insurance markets attributable to the threat of terrorist attacks have made certain types of insurance more difficult for us to obtain. Our insurance policies now generally exclude acts of terrorism. Such insurance is not available at what we believe to be acceptable pricing levels. A lower level of economic activity could also result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Federal, state or local regulatory measures could adversely affect our business.
      While the Federal Energy Regulatory Commission, or FERC, generally does not regulate any of our operations, directly or indirectly, it influences certain aspects of our business and the market for our products. As a raw natural gas gatherer, we generally are exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still significantly affects our business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.
      Some of our intrastate natural gas transmission pipelines are subject to regulation as a common carrier and as a gas utility by the Texas Railroad Commission, or TRRC. The TRRC’s jurisdiction extends to both rates and pipeline safety. The rates we charge for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, our business may be adversely affected.
      Other state and local regulations also affect our business. We are subject to ratable take and common purchaser statutes in the states where we operate. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and some of the states in which we operate have adopted complaint-based or other limited economic regulation of natural gas gathering activities. States in which we operate that have adopted some form of complaint-based regulation, like Oklahoma and Texas, generally allow natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination.
      The states in which we conduct operations administer federal pipeline safety standards under the Pipeline Safety Act of 1968. The “rural gathering exemption” under the Natural Gas Pipeline Safety Act of 1968 presently exempts substantial portions of our gathering facilities from jurisdiction under that statute, including those portions located outside of cities, towns, or any area designated as residential or commercial, such as a subdivision or shopping center. The “rural gathering exemption,” however, may be restricted in the future, and it does not apply to our natural gas transmission pipelines. In response to recent pipeline accidents in other parts of the country, Congress and the Department of Transportation have passed or are considering heightened pipeline safety requirements.
      Compliance with pipeline integrity regulations issued by the TRRC, or those issued by the United States Department of Transportation, or DOT, in December of 2003 could result in substantial expenditures for testing, repairs and replacement. TRRC regulations require periodic testing of all intrastate pipelines meeting certain size and location requirements. Our costs relating to compliance with the required testing under the TRRC regulations were approximately $0.1 million for the nine months ended September 30, 2005 and $1.9 million in 2004 and we expect the costs for compliance with TRRC and DOT regulations to be $2.4 million in aggregate during 2006 and 2007. If our pipelines fail to meet the safety standards mandated by the TRRC or the DOT regulations, then we may be required to repair or replace sections of such pipelines, the cost of which cannot be estimated at this time.

Our business involves hazardous substances and may be adversely affected by environmental regulation.
      Many of the operations and activities of our gathering systems, plants and other facilities, including the natural gas and processing liquids business in South Louisiana recently acquired from El Paso, are subject to significant federal, state and local environmental laws and regulations. These laws and regulations impose obligations related to air emissions and discharge of pollutants from our facilities and the cleanup of hazardous substances and other wastes that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for treatment or disposal. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Strict, joint and several liability may be incurred under these laws and regulations for the remediation of contaminated areas. Private parties, including the owners of properties through which our gathering systems pass, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage.
      There is inherent risk of the incurrence of significant environmental costs and liabilities in our business due to our handling of natural gas and other petroleum products, air emissions related to our operations, historical industry operations, waste disposal practices and the prior use of natural gas flow meters containing mercury. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may incur material environmental costs and liabilities. Furthermore, our insurance may not provide sufficient coverage in the event an environmental claim is made against us.
      Our business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect our products and activities, including processing, storage and transportation, as well as waste management and air emissions. Federal and state agencies could also impose additional safety requirements, any of which could affect our profitability.

Our use of derivative financial instruments has in the past resulted and could in the future result in financial losses or reduce our income.
      We use over-the-counter price and basis swaps with other natural gas merchants and financial institutions, and we use futures and option contracts traded on the New York Mercantile Exchange. Use of these instruments is intended to reduce our exposure to short-term volatility in commodity prices. We could incur financial losses or fail to recognize the full value of a market opportunity as a result of volatility in the market values of the underlying commodities or if one of our counterparties fails to perform under a contract. For example, at the time we signed the purchase agreement related to the El Paso Acquisition in August 2005, we acquired puts which entitle us to sell a portion of the liquids from the acquired assets at a fixed price over a two-year period beginning January 1, 2006. Because we did not own the assets in the third quarter of 2005, the puts did not qualify for hedge accounting and had to be marked to market on our consolidated statement of operations for the nine months ended September 30, 2005. Since there was a significant increase in NGL prices from the date we signed the purchase agreement until September 30, 2005, we were required to recognize a mark to market charge of approximately $11.5 million for the nine months ended September 30, 2005.

Due to our lack of asset diversification, adverse developments in our gathering, transmission, treating, processing and producer services businesses would reduce our ability to make distributions to our unitholders.
      We rely exclusively on the revenues generated from our gathering, transmission, treating, processing and producer services businesses, and as a result our financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to our lack of asset diversification, an adverse development in one of these businesses would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Our success depends on key members of our management, the loss of whom could disrupt our business operations.
      We depend on the continued employment and performance of the officers of the general partner of our general partner and key operational personnel. The general partner of our general partner has entered into employment agreements with each of its executive officers. If any of these officers or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. We do not maintain any “key man” life insurance for any officers.
Risks Inherent in an Investment in Us

Crosstex Energy, Inc. controls our general partner and will own a 37.7% limited partner interest in us upon completion of this offering. Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interests.
      Following this offering, Crosstex Energy, Inc., or CEI, will indirectly own an aggregate limited partner interest of approximately 37.7% in us. In addition, CEI owns and controls our general partner. Due to its control of our general partner and the size of its limited partner interest in us, CEI effectively controls all limited partnership decisions, including any decisions related to the removal of our general partner. Conflicts of interest may arise in the future between CEI and its affiliates, including our general partner, on the one hand, and our partnership, on the other hand. As a result of these conflicts our general partner may favor its own interests and those of its affiliates over our interests. These conflicts include, among others, the following situations:

Conflicts Relating to Control:

•	our partnership agreement limits our general partner’s liability and reduces its fiduciary duties, while also restricting the remedies available to our unitholders for actions that might, without these limitations, constitute breaches of fiduciary duty by our general partner;

•	in resolving conflicts of interest, our general partner is allowed to take into account the interests of parties in addition to unitholders, which has the effect of limiting its fiduciary duties to the unitholders;

•	our general partner’s affiliates may engage in limited competition with us;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•	in some instances our general partner may cause us to borrow funds from affiliates of the general partner or from third parties in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on our subordinated units or to make incentive distributions or hasten the expiration of the subordination period; and

•	our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on our subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

Conflicts Relating to Costs:

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional limited partner interests and reserves, each of which can affect the amount of cash that is available for the payment of principal and interest on the notes;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

•	our general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

Our unitholders have no right to elect our general partner or the directors of its general partner and have limited ability to remove our general partner.
      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or the board of directors of its general partner and have no right to elect our general partner or the board of directors of its general partner on an annual or other continuing basis.
      Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. The general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class.
      Because affiliates of the general partner will control approximately 38.4% of all the units upon completion of this offering, the general partner could not be removed without the consent of the general partner and its affiliates. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal without cause would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units which would otherwise have continued until we had met certain distribution and performance tests.
      Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include, in most cases, charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.
      In addition, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner’s general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
      As a result of these provisions, it will be more difficult for a third party to acquire our partnership without first negotiating such a purchase with our general partner and, as a result, you are less likely to receive a takeover premium.

Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.
      Prior to making any distributions on the units, we reimburse our general partner and its affiliates, including officers and directors of our general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to make distributions to our unitholders. Our general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates provide us with services for which we are charged reasonable fees as determined by our general partner in its sole discretion.

The control of our general partner may be transferred to a third party, and that third party could replace our current management team.
      The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of the general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions taken by the board of directors and officers.

Our general partner’s absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders.
      Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, the partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to our unitholders.

Our partnership agreement contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.
      Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions that would otherwise constitute breaches of our general partner’s fiduciary duties. If you choose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law.

We may issue additional common units without your approval, which would dilute your ownership interests.
      During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 2,632,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•	the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances;

•	the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner;

•	issuances of common units under our long-term incentive plan; or

•	issuances of common units to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the debt’s retirement.
      The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.
      After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.
      If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may therefore not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.
      You could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders to remove or replace our general partner, to approve amendments to our partnership agreement, or to take other action under our partnership agreement constituted participation in the “control” of our business, to the extent that a person who has transacted business with the partnership reasonably believes, based on your conduct, that you are a general partner. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of that section may be liable to the limited partnership for the amount of the distribution for a period of three years from the date of the distribution. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business.
Tax Risks to Our Unitholders
      You are urged to read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to entity-level taxation by individual states. If the IRS treats us as a corporation or we become subject to entity-level taxation for state tax purposes, it would substantially reduce the amount of cash available for distribution to you.
      The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.
      If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates of up to 35% (under the law as of the date of this prospectus) and we would probably pay state income taxes as well. In addition, distributions to unitholders would generally be taxed again as corporate distributions and none of our income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, the cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders and thus would likely result in a material reduction in the value of the common units.
      A change in current law or a change in our business could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. If any of these states were to impose a tax on us, the cash available for distribution to unitholders would be reduced. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be decreased to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units and the costs of any contest will be borne by us and, therefore, indirectly by our unitholders and our general partner.
      We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, our costs of any contest with the IRS will be borne by us and therefore indirectly by our unitholders and our general partner since such costs will reduce the amount of cash available for distribution by us.

Unitholders may be required to pay taxes on income from us even if they do not receive any cash distributions from us.
      Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, they will be required to pay federal income taxes and, in some cases, state, local, and foreign income taxes on their share of our taxable income even if they do not receive cash distributions from us. Unitholders may not receive cash distributions equal to their share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be different than expected.
      Unitholders who sell common units will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated for a common unit, which decreased the tax basis in that common unit, will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than the tax basis in that common unit, even if the price received is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, will likely be ordinary income to the unitholder. Should the IRS successfully contest some positions we take, unitholders could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, unitholders who sell units may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
      Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes, at the highest applicable effective tax rate, and non-U.S. persons will be required to file federal income tax returns and generally pay tax on their share of our taxable income. If you are a tax-exempt entity or a foreign person, you should consult your tax advisor before investing in our common units.

We will determine the tax benefits that are available to an owner of units without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
      Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to the tax returns of unitholders.

The sale or exchange of 50% or more of our capital and profits interests within a 12-month period will result in the termination of our partnership for federal income tax purposes.
      We will be considered to have terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, unitholders will likely be subject to state and local taxes and return filing requirements in jurisdictions where they do not live.
      In addition to federal income taxes, unitholders will likely be subject to other taxes such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. Unitholders will likely be required to file state, local and foreign income tax returns and pay state, local and foreign income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We own property or conduct business in Texas, Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama. Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama impose an income tax, generally. Texas does not impose a state income tax on individuals, but does impose a franchise tax on limited liability companies and corporations in certain circumstances. Texas does not impose a franchise tax on partnerships at this time. We may do business or own property in other states or foreign countries in the future. It is the responsibility of each unitholder to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state, local, or foreign tax consequences of owning our common units.

USE OF PROCEEDS
      The net proceeds from this offering will be approximately $121.4 million, or approximately $139.7 million if the underwriters’ option to purchase additional common units is exercised in full, in each case, including our general partner’s proportionate capital contribution and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
      We will use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our credit facility. Any proceeds received from the exercise of the underwriters’ option to purchase additional common units will be used to further repay indebtedness under our credit facility. Affiliates of each of Wachovia Capital Markets, LLC, RBC Capital Markets Corporation and Harris Nesbitt Corp. are lenders under our credit facility and will receive a portion of the net proceeds of this offering through such repayment. Please see “Underwriting.”
      As of November 1, 2005, total borrowings under our $750 million credit facility were approximately $462 million, and it had a weighted average interest rate of 6.08%. The credit facility has a maturity date of November 1, 2010. Borrowings under the credit facility during 2005 were used to refinance our prior revolving credit facility and for acquisitions, including the El Paso Acquisition and for capital projects, including the North Texas Pipeline project.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2005 on:

•	a historical basis;

•	on a pro forma basis to give effect to (i) the consummation of the El Paso Acquisition, (ii) the incurrence of approximately $388.4 million of indebtedness under our credit facility incurred to refinance our prior revolving credit facility and to finance a portion of the purchase price of the El Paso Acquisition and (iii) our private placement of Senior Subordinated Series B Units, which converted to our common units on November 14, 2005, the net proceeds of which (including a $2.1 million capital contribution from our general partner) were used to finance a portion of the purchase price of the El Paso Acquisition; and

•	on a pro forma basis as adjusted to give effect to (i) the issuance of 3,500,000 common units in this offering, assuming an offering price to the public of $35.56 per common unit, (ii) our general partner’s capital contribution and (iii) and the application of the net proceeds from this offering as described in “Use of Proceeds.”
      You should read our financial statements and notes that are incorporated by reference into this prospectus supplement for additional information about our capital structure.

	As of September 30, 2005

			Pro Forma
	Historical	Pro Forma	As Adjusted

	(In thousands)
Debt:
Bank credit facility	$65,000	$453,356	$331,986
Senior secured notes	115,000	115,000	115,000
Other	650	650	650

Total debt	180,650	569,006	447,636

Partners’ equity:
Common unitholders	103,473	103,473	222,303
Subordinated unitholders	16,933	16,933	16,933
Senior subordinated unitholders	49,921	154,871	154,871
General partner interest	5,374	7,517	10,057
Accumulated other comprehensive income (loss)	(14,183)	(14,183)	(14,183)

Total partners’ equity	161,518	268,611	389,981

Total capitalization	$342,168	$837,617	$837,617

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS
      Our common units are listed on the Nasdaq National Market under the symbol “XTEX.” The following table shows the high and low closing sales prices per common unit, as reported by the Nasdaq National Market, for the periods indicated.

	Common Unit
	Price Range (a)
			Cash Distribution
	High	Low	Paid Per Unit (a)(b)

2005:
Quarter Ended December 31 (through November 11, 2005)	$37.39	$35.56	N/A	(c)
Quarter Ended September 30	44.90	38.51	N/A	(d)
Quarter Ended June 30	38.78	32.68	$0.47
Quarter Ended March 31	36.70	31.90	0.46
2004:
Quarter Ended December 31	$33.00	$29.91	$0.45
Quarter Ended September 30	31.65	26.42	0.43
Quarter Ended June 30	29.72	24.38	0.42
Quarter Ended March 31	28.03	20.38	0.40
2003:
Quarter Ended December 31	$21.79	$19.28	$0.375
Quarter Ended September 30	19.90	16.63	0.35
Quarter Ended June 30	17.20	12.18	0.275
Quarter Ended March 31	12.25	10.74	0.288	(e)

(a)	Unit prices and cash distributions per unit have been adjusted for the two-for-one unit split on March 29, 2004.

(b)	For each quarter, an identical cash distribution was paid on all outstanding subordinated units.

(c)	We expect to declare and pay a cash distribution for the quarter ended December 31, 2005 within 45 days following the end of such quarter.

(d)	On October 20, 2005, we announced that on November 15, 2005 we will pay a quarterly distribution of $0.49 per unit to our common and subordinated unitholders of record on November 1, 2005.

(e)	Reflects minimum quarterly distribution of $0.25 for the quarter ended March 31, 2003 and the pro rata portion of the $0.25 minimum quarterly distribution, covering the period from the December 17, 2002 closing of our initial public offering through December 31, 2002.
      The last reported sale price of our common units on the Nasdaq National Market on November 11, 2005 was $35.56 per unit. As of October 14, 2005, there were approximately 7,700 record holders and beneficial owners (held in street name) of our common units and one record holder of our subordinated units. There is no established public trading market for our subordinated units.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
Introduction
      The following are our unaudited combined pro forma balance sheet as of September 30, 2005 and our unaudited combined pro forma statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005.
      The unaudited pro forma combined balance sheet assumes that the following transactions occurred on September 30, 2005:

•	the acquisition of CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C. from subsidiaries of El Paso Corporation for $486.4 million and direct acquisition costs of $3.5 million;

•	borrowings under our amended credit facility of $382.9 million to finance the El Paso Acquisition and $5.5 million of fees to amend our credit facility;

•	our offering of 2,850,165 Senior Subordinated Series B Units for net proceeds of $107.1 million, including a $2.1 million capital contribution from our general partner, the proceeds of which were used to finance the El Paso Acquisition; and

•	our offering of 3,500,000 common units for net proceeds of approximately $121.4 million (after deducting public offering fees of $5.6 million), including a $2.5 million capital contribution from our general partner, the proceeds of which will be used to reduce outstanding bank debt under our credit facility.
      Our unaudited pro forma combined statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005 reflect the aforementioned transactions as if each such transaction occurred as of January 1, 2004. Our unaudited pro forma combined statement of operations for the year ended December 31, 2004 reflects our previously disclosed April 2004 acquisition of LIG Pipeline Company and Subsidiaries (“LIG”) as if the transaction occurred on January 1, 2004.
      The pro forma balance sheet and the pro forma statements of operations were derived by adjusting the historical financial statements of Crosstex Energy, L.P. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments.
      The pro forma statements of operations have also been derived from El Paso’s historical accounting records and are presented on a carve-out basis to include the historical operations applicable to CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C. The historical statements of direct revenues and expenses for these entities vary from an income statement in that they do not show certain expenses that were incurred in connection with El Paso Corporation’s and its subsidiaries’ ownership of the acquired companies, including general and administrative expenses and income taxes. These costs were not separately allocated to the acquired companies and any pro forma allocation would not be a reliable estimate of what these costs would actually have been had the acquired companies been operated historically as stand-alone entities. In addition, these allocations, if made using historical general and administrative structures and tax burdens, would not produce allocations that would be indicative of the acquired companies’ historical performance due to greatly different size, structure, operations, and accounting of El Paso Corporation and its subsidiaries.
      Full separate financial statements prepared in accordance with generally accepted accounting principles are not presented because the information necessary to prepare such statements is neither readily available on an individual property basis nor practicable to obtain in these circumstances.
      However, management believes that the adjustments provide a reasonable basis for presenting the significant effects of the El Paso Acquisition and the other transactions. The unaudited pro forma combined financial statements do not purport to present the financial position or results of operations of Crosstex Energy, L.P. had the El Paso Acquisition or the other transactions actually been completed as of the dates indicated. Moreover, the statements do not project the financial position or results of operations of Crosstex Energy, L.P. for any future date or period.

CROSSTEX ENERGY, L.P.
Unaudited Pro Forma Combined Balance Sheet
As of September 30, 2005
(In thousands)

	Crosstex				Offering		Pro Forma
	Historical	Adjustments		Pro Forma	Adjustments		As Adjusted

ASSETS
Current Assets:
Cash and cash equivalents	$3,055			$3,055			$3,055
Accounts and notes receivable, net:
Trade, accrued revenue, and other	332,006	$60,522	(a)	392,528			392,528
Related party	373			373			373
Fair value of derivative assets	18,458			18,458			18,458
Prepaid expenses, natural gas in storage and other	5,854	31,264	(a)	37,118			37,118

Total current assets	359,746	91,786		451,532			451,532

Property and equipment, net of accumulated depreciation	370,405	245,500	(a)	615,905			615,905
Fair value of derivative assets	9,132			9,132			9,132
Intangible assets, net of accumulated amortization	4,650	245,500	(a)	250,150			250,150
Goodwill, net of accumulated amortization	6,568			6,568			6,568
Other assets, net	4,290	5,524	(a)	9,814			9,814

Total assets	$754,791	$588,310		$1,343,101			$1,343,101

LIABILITIES AND PARTNER’S EQUITY
Current liabilities:
Accounts payable, drafts payables, and accrued gas purchases	$346,976	$84,710	(a)	$431,686			$431,686
Fair value of derivative liabilities	32,532			32,532			32,532
Current portion of long-term debt	4,168			4,168			4,168
Other current liabilities	17,300	8,151	(a)	25,451			25,451

Total current liabilities	400,976	92,861		493,837			493,837

Senior Notes Payable	110,882			110,882			110,882
Notes Payable-Banks	65,000	388,356	(a)	453,356	(121,370	)(b)	331,986
Notes Payable-Other	600			600			600

Long-term debt	176,482	388,356		564,838	(121,370)		443,468
Deferred tax liability	7,720			7,720			7,720
Minority interest in subsidiary	4,663			4,663			4,663
Fair value of derivative liabilities	3,432			3,432			3,432
Partners’ equity
Common unitholders	103,463			103,463	118,830	(b)	222,293
Subordinated unitholders	16,933			16,933			16,933
Senior subordinated unitholders	49,921	104,950	(a)	154,871			154,871
General partner interest	5,384	2,143	(a)	7,527	2,540	(b)	10,067
Accumulated other comprehensive income (loss)	(14,183)			(14,183)			(14,183)

Total partners’ equity	161,518	107,093		268,611	121,370		389,981

Total liabilities and partners’ equity	$754,791	$588,310		$1,343,101	0		$1,343,101

CROSSTEX ENERGY, L.P.
Unaudited Pro Forma Combined Statement of Operations
Year Ended December 31, 2004
(In thousands, except per unit data)

	Crosstex						Offering		Pro Forma
	Historical	LIG	El Paso	Adjustments		Pro Forma	Adjustments		As Adjusted

Revenues:
Midstream	$1,948,021	$201,280	$330,381			$2,479,682			$2,479,682
Treating	30,755					30,755			30,755
Profit on commercial services activities	2,228					2,228			2,228

Total revenues	1,981,004	201,280	330,381	—		2,512,665	—		2,512,665

Operating costs and expenses:
Midstream purchased gas	1,861,204	194,278	256,161			2,311,643			2,311,643
Treating purchased gas	5,274					5,274			5,274
Operating expense	38,340	4,205	25,579			68,124			68,124
General and administrative	20,866	1,955				22,821			22,821
Loss (profit) on derivatives	(279)					(279)			(279)
Loss (gain) on sale of property	(12)					(12)			(12)
Depreciation and amortization	23,034	912		32,733	(c)	56,994	—		56,994
				315	(d)

Total operating costs and expenses	1,948,427	201,350	281,740	33,048		2,464,565	—		2,464,565

Operating income (loss)	32,577	(70)	48,641	(33,048)		48,100	—		48,100
Other income (expense):
Interest expense net	(9,220)	(46)	—	(14,999	)(e)	(26,152)	6,023	(k)	(20,129)
				(1,105	)(f)
				(782	)(g)
Interest income affiliated		108		(108	)(h)
Other income	798	83	—	—		881	—		881

Total other income (expense)	(8,422)	145	—	(16,994)		(25,271)	6,023		(19,248)

Income before minority interest and taxes	24,155	75	48,641	(50,042)		22,829	6,023		28,852
Minority interest in subsidiary	(289)	—	—	—		(289)	—		(289)
Income tax provision	(162)	(274)	—	223	(i)	(213)	—		(213)

Net income (loss)	$23,704	$(199)	$48,641	$(49,819)		$22,327	$6,023		$28,350

General partner interest in net income	$5,913			830	(j)	$6,743	1,173	(l)	$7,916

Limited partner interest in net income	$17,791					$15,584			$20,434

Net income per unit:
Basic	$0.98					$0.74			$0.84

Diluted	$0.95					$0.73			$0.82

Weighted average units outstanding:
Basic	18,081			2,850		20,931	3,500		24,431

Diluted	18,633			2,850		21,483	3,500		24,983

CROSSTEX ENERGY, L.P.
Unaudited Pro Forma Combined Statement of Operations
Nine Months Ended September 30, 2005
(In thousands, except per unit data)

	Crosstex					Offering		Pro Forma
	Historical	El Paso	Adjustments		Pro Forma	Adjustments		As Adjusted

Revenues:
Midstream	$1,928,330	$270,828			$2,199,158			$2,199,158
Treating	34,064				34,064			34,064
Profit on Commercial Services activities	1,157				1,157			1,157

Total revenues	1,963,551	270,828	—		2,234,379	—		2,234,379

Operating costs and expenses:
Midstream purchased gas	1,851,418	225,598			2,077,016			2,077,016
Treating purchased gas	5,996				5,996			5,996
Operating Expense	37,598	18,350			55,948			55,948
General and administrative	22,337				22,337			22,337
Loss (profit) on energy trading activities	13,679				13,679			13,679
Loss (gain) on sale of property	(7,797)				(7,797)			(7,797)
Depreciation and amortization	22,134		24,550	(c)	46,684	—		46,684

Total operating costs and expenses	1,945,365	243,948	24,550		2,213,863	—		2,213,863

Operating income	18,186	26,880	(24,550)		20,516	—		20,516
Other income (expense):
Interest expense net	(9,323)	—	(16,260	)(e)	(26,412)	6,080	(k)	(20,332)
			(829	)(f)
Other income	380	—	—		380	—		380

Total other income (expense)	(8,943)	—	(17,089)		(26,032)	6,080		(19,952)

Income (loss) before minority interest and taxes	9,243	26,880	(41,639)		(5,516)	6,080		564
Minority interest in subsidiary	(331)	—	—		(331)	—		(331)
Income tax provision	(176)	—	—		(176)	—		(176)

Net Income (loss)	$8,736	$26,880	$(41,639)		$(6,023)	$6,080		$57

General partner interest in net income (loss)	$5,216		737	(j)	$5,953	1,389	(l)	$7,342

Limited partner interest in net income (loss)	$3,520				$(11,976)			$(7,285)

Net income (loss) per unit:
Basic	$0.19				$(0.57)			$(0.30)

Diluted	$0.18				$(0.54)			$(0.28)

Weighted average units outstanding:
Basic	18,126		2,850	(a)	20,976	3,500	(b)	24,476

Diluted	19,371		2,850	(a)	22,221	3,500	(b)	25,721

CROSSTEX ENERGY, L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(In thousands, except unit data)
Offering and Transactions
      The unaudited pro forma combined balance sheet assumes that the following transactions occurred on September 30, 2005:

•	the acquisition of CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C. from subsidiaries of El Paso Corporation for $486.4 million and direct acquisition costs of $3.5 million;

•	borrowings under our amended credit facility of $382.9 million to finance the El Paso Acquisition and $5.5 million of fees to refinance our credit facility;

•	our offering of 2,850,165 Senior Subordinated Series B Units for net proceeds of $107.1 million, including a $2.1 million capital contribution from our general partner, the proceeds of which were used to finance the El Paso Acquisition; and

•	our offering of 3,500,000 common units for net proceeds of approximately $121.4 million (after deducting public offering fees of $5.6 million), including a $2.5 million capital contribution from our general partner, the proceeds of which will be used to reduce outstanding bank debt under our credit facility.
      Our unaudited pro forma combined statements of operations for the year ended December 31, 2004 and the nine months ended September 30, 2005 reflect the aforementioned transactions as if each such transaction occurred as of January 1, 2004. Our unaudited pro forma combined statement of operations for the year ended December 31, 2004 reflects our previously disclosed April 2004 acquisition of LIG as if the transaction occurred on January 1, 2004.
Pro Forma Adjustments to Balance Sheet
      (a) Reflects the acquisition of assets and assumption of liabilities from El Paso for $486.4 million, and $3.5 million for direct acquisition costs. The acquisition was funded by increased borrowings under our credit facility of $388.4 million, including $5.5 million in fees and expenses for an amendment to increase our borrowing capacity by $500 million, and net proceeds of $107.1 million, including a $2.1 million capital contribution from our general partner, from the sale of 2,850,165 Senior Subordinated Series B Units at a purchase price of $36.84 per unit. These Senior Subordinated Series B Units will not participate in the third quarter 2005 distribution, but converted to common units on November 14, 2005.
      We have accounted for the El Paso Acquisition as a business combination in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combinations. The purchase price allocation, based on a third party preliminary valuation report shown below, for these pro formas assumes a fifteen year estimated useful life for both the tangible and intangible assets acquired. The actual purchase price allocation may differ from the allocation reflected herein.

Purchase Price to El Paso	$486.4	million
Direct acquisition costs	3.5	million

Total Purchase Price	$489.9	million

Current assets acquired	$91.8	million
Liabilities assumed	(92.9)	million
Property plant and equipment	245.5	million
Intangible assets	245.5	million

Total Purchase Price	$489.9	million

CROSSTEX ENERGY, L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)
      (b) Reflects the offering of 3,500,000 common units for gross proceeds of $127.0 million, including $2.5 million capital contribution from our general partner less public offering fees of $5.6 million. These net proceeds of $121.4 million were used to pay down outstanding bank debt incurred in our El Paso acquisition.
Pro Forma Adjustments to Combined Statement of Operations
      (c) Reflects additional depreciation and amortization expenses realized from the assets acquired from El Paso as if the acquisition had occurred on January 1, 2004. The additional depreciation and amortization expenses were calculated based on a straight line basis over an estimated fifteen years, based on the preliminary valuation report.
      (d) Reflects additional depreciation and amortization expenses realized from the assets acquired from the LIG acquisition. Pro forma depreciation and amortization expense was based on estimated useful lives of fifteen years for the acquired transmission assets, three years for acquired vehicles and three years for the intangible assets.
      (e) Reflects additional interest expense related to the increased borrowings on our credit facility to consummate the El Paso Acquisition. The applicable interest rates used were 3.86% for the year ended December 31, 2004, and 5.58% for the nine months ended September 30, 2005. The effects of fluctuations of 0.125% and 0.25% in annual interest rates under the Partnership’s credit facility on pro forma interest expense would have been approximately $0.5 million and $1.0 million, respectively, for the year ended December 31, 2004. The effect of fluctuations of 0.125% and 0.25% in interest rates under our credit facility on pro forma interest expense for the nine months ended September 30, 2005 would have been approximately $0.4 million and $0.7 million, respectively.
      (f) Reflects increased amortization of debt issue costs incurred in negotiating increased borrowing capacity under our credit facility to provide funds for the El Paso Acquisition. These costs were amortized based on the five years remaining on the credit facility term as of the acquisition date.
      (g) Reflects the increase of interest expense resulting from borrowings under our senior secured credit facility of $69.8 million for the LIG acquisition. The applicable interest rate used was 4.13% for the three months ended March 31, 2004.
      (h) Reflects the elimination of interest income from LIG’s former parent company.
      (i) Reflects the adjustment of income tax expense for the estimated tax expense associated with our new LIG entities. The new LIG entities we formed for the LIG acquisition are treated as C corporations for tax purposes and therefore are required to pay income tax on their net income. The purpose of the corporate structure of the new LIG entities is twofold: (i) to obtain a step-up in the depreciable basis of the assets for the unitholders and (ii) to minimize the tax cost to achieve the step-up. We will recognize a current tax expense on the LIG entities net taxable income and will receive a benefit for the reversal of the deferred tax liability relating to the difference between the book and tax basis of the net assets acquired as of the acquisition date.
      (j) Reflects the increase in the net income allocation to our general partner due to the increase in incentive distributions to our general partner based on historical distribution rates per unit per quarter applied to additional Senior Subordinated Series B Units issued to fund the El Paso Acquisition less the general partner’s proportionate 2% share of decreased pro forma net income relative to the acquisition adjustments and pro forma adjustments.
      (k) Reflects the reduction of interest expense realized from the repayment of $121.4 million of outstanding borrowings under our Fourth Amended and Restated Credit Facility. In addition, based on the applicable margin determined as a function of the leverage ratio, each as defined in the credit facility, we have applied a 50 basis point interest rate reduction to our outstanding borrowings under the credit facility as

CROSSTEX ENERGY, L.P.
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS — (Continued)
if this transaction occurred on January 1, 2004. The applicable interest rates used were 3.36% for the year ended December 31, 2004 and 5.08% for the nine months ended September 30, 2005. The effects of fluctuations of 0.125% and 0.25% in annual interest rates under the credit facility on pro forma interest expense after reflecting the reduction from the receipt of net proceeds from the public offering would have been approximately $0.4 million and $0.8 million, respectively, for the year ended December 31, 2004. The effect of fluctuations of 0.125% and 0.25% in interest rates under the credit facility on pro forma interest expense after reflecting the reduction from the receipt of net proceeds from the public offering would have been approximately $0.3 million and $0.5 million, respectively, for the nine months ended September 30, 2005.
      (l) Reflects the increase in the net income allocation to our general partner due to the increase in incentive distributions to our general partner based on historical distribution rates per unit per quarter applied to the offering of the 3,500,000 common units plus the general partner’s proportionate 2% share of increased pro forma net income relative to the pro forma adjustments.

EL PASO ACQUISITION
Overview of the El Paso Acquisition
      On November 1, 2005, we acquired El Paso Corporation’s natural gas processing and liquids business in South Louisiana for approximately $486.4 million. The assets acquired include a total of 2.3 Bcf/d of processing capacity, 66,000 barrels per day of fractionation capacity, 2.4 million barrels of underground storage and 140 miles of liquids transport lines. We believe the El Paso Acquisition will provide us with several key strategic benefits, including:

•	the opportunity to participate in the growing development of deepwater Gulf of Mexico reserves;

•	the opportunity to establish a significant presence in the natural gas liquids marketing business;

•	the opportunity to realize operating efficiencies with our existing asset base in Louisiana, including the ability to shift processing from some of our plants acquired with the LIG system to plants acquired from El Paso that have additional capacity, reducing our overall operating costs and freeing certain LIG assets to be redeployed to underserved markets; and

•	a larger business platform from which we can grow our midstream operations.
      The primary facilities and other assets we acquired consist of:

•	Eunice Processing Plant and Fractionation Facility. The Eunice facilities are located near Eunice, Louisiana. The Eunice processing plant has a capacity of 1.2 Bcf/d and was processing in excess of 787 million cubic feet per day (“MMcf /d”) for the nine months ended September 30, 2005. The plant is connected to onshore, continental shelf and deepwater gas production and has downstream connections to the ANR Pipeline, Florida Gas Transmission and Texas Gas Transmission. As of September 30, 2005, the Eunice plant was serving 44 gas processing customers. Approximately 61% of the contracts with these customers are on a percentage of proceeds basis and the remaining 39% of such contracts are fee-based. The Eunice fractionation facility has a capacity of 36,000 barrels per day of liquid products. This facility also has 190,000 barrels of above ground storage capacity. The fractionation facility produces propane, iso-butane, normal butane and natural gasoline for customers such as Westlake, Econogas, Dufour, Ferrell Gas, Hercules and Marathon. The fractionation facility is directly connected to the Southeast propane market and pipelines to the Anse La Butte storage facility. In connection with the acquisition of this facility, we also acquired a three-year storage agreement with the Anse La Butte facility.

•	Pelican Processing Plant. The Pelican processing plant complex is located in Patterson, Louisiana. The Pelican plant expansion was completed in September 2005. The expansion doubled the designed capacity of the plant from 300 MMcf /d to 600 MMcf /d. For the nine months ended September 30, 2005, the plant was processing approximately 311 MMcf /d. The Pelican plant was serving 37 gas processing customers as of September 30, 2005. Approximately 67% of the contracts with such customers are on a percentage of proceeds basis and 33% of such contracts are fee-based. The Pelican plant is connected with continental shelf and deepwater production and has downstream connections to the ANR Pipeline.

•	Sabine Pass Processing Plant. The Sabine Pass processing plant is located 15 miles east of the Sabine River at Johnson’s Bayou, Louisiana and has a processing capacity of 300 MMcf /d. For the nine months ended September 30, 2005, this facility was processing approximately 235 MMcf /d. The Sabine Pass plant is connected to continental shelf and deepwater gas production with downstream connections to Florida Gas Transmission, Tennessee Gas Pipeline and Transco. As of September 30, 2005, the Sabine Pass facility was serving approximately 26 gas producing customers. Approximately 69% of the contracts with such customers are on a percentage of proceeds basis. The remaining 31% of such contracts are fee-based.

•	Blue Water Gas Processing Plant. We acquired a 23.85% interest in the Blue Water gas processing plant, which represents net capacity to the acquired interest of 186 MMcf /d, of which approximately

52 MMcf /d was being used for the nine months ended September 30, 2005. The Blue Water plant is located near Crowley, Louisiana and is operated by ExxonMobil. The Blue Water facility is connected to continental shelf and deepwater production volumes through the Blue Water pipeline system. Downstream connections from this plant include the Tennessee Gas Pipeline and Columbia Gulf. The facility also performs LNG conditioning services for the Excelerate Energy LNG tanker unloading facility. As of September 30, 2005, the Blue Water facility served approximately 14 gas producing customers. All of the contracts with such customers are on a percentage of proceeds basis.

•	Riverside Fractionation Plant. The Riverside fractionator and loading facility is located on the Mississippi River upriver from Geismar, Louisiana. The Riverside plant has a fractionation capacity of 28,000 to 30,000 barrels per day of liquids products and fractionates liquids delivered by the Cajun Sibon pipeline system from the Pelican, Blue Water and Cow Island plants or by truck. The Riverside facility has above ground storage capacity of approximately 102,000 barrels.

•	Napoleonville Storage Facility. The Napoleonville natural gas liquid storage facility is connected to the Riverside facility and has a total capacity of 2.4 million barrels of underground storage.

•	Cajun Sibon Pipeline System. The Cajun Sibon pipeline system consists of 140 miles of 6-inch and 8-inch pipelines with a system capacity of 28,000 Bbls /day. The pipeline transports raw make from the Pelican Complex and the Blue Water Plant to either the Riverside Fractionator or the Napoleonville storage facility. Alternate deliveries can be made to the Eunice Plant.

      Hurricane Rita struck the Gulf Coast of Texas and Louisiana the last week of September 2005 causing minor damage to the Sabine Pass processing plant. El Paso bore the costs of the repairs to this plant, which is now complete, and the facility is expected to recommence operations by the end of November 2005. All other facilities were operational after minor clean-up from the storms, although throughput has not yet returned to pre-storm levels.
      These facilities are well positioned to continue to benefit from their proximity to the high activity central and western Gulf of Mexico production areas. Gulf of Mexico production is expected to remain a vital source of natural gas supply for the United States, accounting for 19% to 21% of estimated natural gas consumption between 2004 and 2013 according to the MMS. Furthermore, deepwater production is expected to increase significantly over the next decade. These expected increases are primarily related to large-scale development projects that continue to benefit from technological advances, royalty relief and strong commodity prices.
      We estimate that deepwater inlet volumes processed at these facilities will increase from approximately 25% to 50% of total gas processed within the next five years. The majority of gas produced in the deepwater is associated gas produced from oil wells, which results in a gas stream that is richer in liquifiable hydrocarbons (approximately two to three times the concentration of typical continental shelf gas). Given the “rich” nature of deepwater gas production and its significant expected growth, the acquired assets strategic location offers a unique opportunity to benefit from increasing gallons of NGLs available for recovery.
Overview of the El Paso Acquisition Financing
      Concurrently with the closing of the El Paso Acquisition, we amended our existing senior secured credit facility and increased our borrowing capacity by $500 million to a total borrowing capacity of $750 million. We financed the El Paso Acquisition and refinanced our existing credit facility and related costs through borrowings of approximately $462 million under the amended credit facility and through a private placement of 2,850,165 of our Senior Subordinated Series B Units to institutional investors at a price of $36.84 per unit, which resulted in net proceeds to us of $107.1 million, including a $2.1 million capital contribution from our general partner. The Senior Subordinated Series B Units are a new class of equity securities of the Partnership. The Senior Subordinated Series B Units automatically converted into our common units at a conversion rate of one common unit for each Senior Subordinated Series B Unit on November 14, 2005.

MATERIAL TAX CONSEQUENCES
      This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Crosstex Energy, L.P. and Crosstex Energy Services, L.P.
      No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.
      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P., counsel to the general partner and to us, and are, to the extent noted herein, based on the accuracy of certain factual matters.
      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
      For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” below);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations between Transferors and Transferees” below); and

•	whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election” below).
Partnership Status
      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.
      No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, that the operating partnership will be disregarded as an entity separate from us for federal income tax purposes so long as the operating partnership and its general partner (which is a limited liability company) do not elect to be treated as a corporation and we will be classified as a partnership so long as:

•	we do not elect to be treated as a corporation;

•	we are operated in accordance with applicable partnership statutes, the applicable partnership agreement, and the manner specified in this prospectus; and

•	for each taxable year, more than 90% of our gross income is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
      Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 90% of our current income is within one or more categories of income that are qualifying income in the opinion of Baker Botts L.L.P. The portion of our income that is qualifying income can change from time to time.
      Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and as if we had then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
      If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.
      The discussion below assumes that we will be treated as a partnership for federal income tax purposes. See the discussion above of the opinion of Baker Botts L.L.P. that we will be treated as a partnership for federal income tax purposes.
Limited Partner Status
      Unitholders who have become limited partners of Crosstex Energy, L.P. will be treated as our partners for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as one of our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
      A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as one of our partners with respect to those common units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” below.
      No portion of our income, gain, deductions or losses is reportable by a unitholder who is not one of our partners for federal income tax purposes, and any cash distributions received by a unitholder who is not one of our partners for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.
      The following assumes that a unitholder is treated as one of our partners.
Tax Consequences of Unit Ownership
      Flow-through of Taxable Income. Each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions even if no cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
      Treatment of Distributions. Our distributions to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, which are known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses” below.
      A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
      Ratio of Taxable Income to Distributions. We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth quarter of 2007, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.25 per unit to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that these estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.
      Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions he receives from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder generally will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss” below.
      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
      In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or the unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation described above.

      A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.
      Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.
      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units or the senior subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner. Notwithstanding the foregoing, any items of loss or deduction that are attributable to compensatory transfers of stock, stock options or other property by our general partner or CEI to any employee or other service provider will generally be specially allocated to the general partner.
      Certain items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our property at the time of an offering. We are using the remedial method with respect to such differences with respect to some, but not all, of our assets, and we may use other methods with respect to some assets. The effect to a unitholder purchasing units in an offering will, as to those assets in respect of which we use the remedial method, be essentially the same as if the tax basis of such assets was equal to their fair market value at the time of the offering, and the effect of allocations that are made under the traditional method will be essentially the same as if those assets had a tax basis that is less than fair market value. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
      An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect.
      Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” below and “— Disposition of Common Units — Allocations Between Transferors and Transferees” below, the allocations in our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.
      Treatment of Short Sales. A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by him;

•	any cash distributions received by him on those common units would be fully taxable; and

•	all of these distributions would appear to be ordinary income to him.
      Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Common Units — Recognition of Gain or Loss” below.
      Alternative Minimum Tax. Each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. We do not expect to generate significant tax preference items or adjustments. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.
      Tax Rates. In general, the highest effective United States federal income tax rate for individuals for 2005 is 35% and the maximum United States federal income tax rate for net capital gains of an individual for 2005 is 15% if the asset disposed of was held for more than 12 months at the time of disposition.
      Section 754 Election. We made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price when he buys common units from a holder thereof. This election does not apply to a person who purchases common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) the unitholder’s share of our tax basis in our assets (“common basis”) and (2) the unitholder’s Section 743(b) adjustment to that basis.
      Treasury Regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to recovery property depreciated under Section 167 of the Internal Revenue Code, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations.
      In order to preserve uniformity of the economic and tax characteristics of common units and/or determine the tax attributes of a common unit based on its date of purchase and the amount that is paid therefor, we may adopt certain positions with respect to the depreciation or amortization of Section 743(b) adjustments that may be inconsistent with the Treasury Regulations. In particular, we intend to depreciate the portion of a Section 743(b) adjustment attributable to any unamortized difference between the “book” and tax basis of an asset in respect of which we use the remedial method in a manner that is consistent with the regulations under Section 743 of the Internal Revenue Code as to recovery property in respect of which the remedial allocation method is adopted. Such method is arguably inconsistent with Treasury Regulation Section 1.167(c)-l(a)(6), which may apply to certain of our assets (although we would not expect these to constitute a material portion of our assets). If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position which may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. In addition, if particular groups of unitholders are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in “book” and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. Baker Botts L.L.P. is unable to opine as to the validity of any position that is described in this paragraph because there is no clear applicable authority.
      A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain on a sale of our assets would be less.
      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should we determine that the expense of compliance exceeds the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees” below.
      Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” above.
      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we acquire or construct in the future may be depreciated using accelerated methods permitted by the Internal Revenue Code.
      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his units. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” above and “— Disposition of Common Units — Recognition of Gain or Loss” below.
      The costs that we incur in selling our common units (“syndication expenses”) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which will be amortized by us over a period of 60 months, and as syndication expenses, which may not be amortized by us. Any underwriting discounts and commissions we incur will be treated as syndication expenses.
      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.
      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than his tax basis in that common unit, even if the price received is less than his original cost.
      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a unit held for more than one year will generally be taxable as long-term capital gain or loss. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture, other potential recapture items, or other “unrealized receivables” or to “inventory items” we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell, but, under the regulations, may designate specific common units sold for purposes of determining the holding period of the common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
      The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were actually sold at its fair market value, if the taxpayer or related persons enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.
      Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.
      The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Baker Botts L.L.P. has not opined on the validity of this method of allocating income and loses among unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees as well as among unitholders whose interests vary during a taxable year to conform to a method permitted under future Treasury Regulations.
      A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
      Notification Requirements. A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder generally is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead, in some cases, to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.
      Constructive Termination. We will be considered to have been “terminated” for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a 12-month period. A “termination” of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
      Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “— Tax Consequences of Unit Ownership-Section 754 Election.”
      We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Unit Ownership-Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions that would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units-Recognition of Gain or Loss.”
Tax-Exempt Organizations and Other Investors
      Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.
      Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.
      In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
      Under a published ruling of the IRS, the IRS has taken the position that a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is attributable to appreciated property, other than United States real property interests, that is effectively connected with a united States trade or business of the partnership. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our units during the five-year period ending on the date of the sale or disposition, provided the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which generally will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that any of those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the common units.
      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax

Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.
      The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish us with the following information:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1)	a person that is not a United States person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.
      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
      If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules apply to “tax shelters,” which we do not believe includes us. A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
      Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produced certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”
      Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

•	in the case of a listed transaction, an extended statute of limitations.
      We do not expect to engage in any “reportable transactions.”
State, Local, Foreign and Other Tax Consequences
      In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property or do business in Texas, Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections” above. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

UNDERWRITING
      Lehman Brothers Inc. is acting as the sole book-running manager for the underwriters. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Number of
Underwriter	Common Units

Lehman Brothers Inc.
A.G. Edwards & Sons, Inc.
Goldman, Sachs & Co.
Wachovia Capital Markets, LLC
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Harris Nesbitt Corp.

Total	3,500,000

      The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby, if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise

Per Common Unit
Total
      The underwriters have advised us that they propose to offer the common units directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per common unit. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $           per common unit to other dealers. After the offering, the underwriters may change the offering price and other selling terms.
      The expenses of the offering that are payable by us are estimated to be $300,000 (exclusive of underwriting discounts and commissions).
Option to Purchase Additional Common Units
      We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 525,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 3,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.
Lock-Up Agreements
      We, Crosstex Holdings, L.P. and all of our directors and executive officers have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common units or any securities that may be converted into or exchanged for any common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities (other than any registration statement relating to the common units issued or issuable upon conversion of the senior subordinated units and the Senior Subordinated Series B Units) or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus supplement other than permitted transfers.
      The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announces material news or a material event; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;
in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      Lehman Brothers Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.
Indemnification
      We, Crosstex Operating GP, LLC and Crosstex Energy Services, L.P. have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Passive Market Making
      In connection with the offering, underwriters and selling group members may engage in passive market making transactions in the common units on the NASDAQ National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common units and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and /or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and /or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Stamp Taxes
      If you purchase common units offered by this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.
Relationships
      Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. In addition, Lehman Brothers Inc. acted as our financial advisor in connection with the recent El Paso Acquisition. In connection with this transaction, Lehman Brothers Inc. received customary fees for such services and certain of its expenses were reimbursed. Also, affiliates of each of Wachovia Capital Markets, LLC, RBC Capital Markets Corporation and Harris Nesbitt Corp. are lenders under our existing credit facility. Those affiliates will receive a portion of the net proceeds from this offering through our repayment of part of the outstanding indebtedness under that facility. Because such affiliates will receive more than 10% of the net proceeds from this offering, this offering is being conducted in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc., or NASD. Because a bona fide independent market exists for our common units, the NASD does not require that we use a qualified independent underwriter for this offering. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform such services for us and our affiliates in the ordinary course of business.
NASD Conduct Rules
      Because the NASD views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules.
LEGAL MATTERS
      The validity of the common units will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.
EXPERTS
      The consolidated financial statements and related financial statement schedule of Crosstex Energy, L.P. and subsidiaries (the Partnership) as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states that the Partnership acquired the remaining outside limited and general partnership interests of Crosstex Pipeline Partners (CPP) during 2004, and management excluded from its assessment of the effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2004, CPP’s internal control over financial reporting associated with total assets of $5,203,000 and total revenues of $0, included in the consolidated financial statements of Crosstex Energy, L.P. and subsidiaries as of and for the year ended December 31, 2004. The audit of internal control over financial reporting of the Partnership also excluded an evaluation of the internal control over financial reporting of CPP.
      The audited combined statements of revenues and direct operating expenses of CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C. (collectively, the “Companies”) included in Exhibit 99.1 of Crosstex Energy, L.P.’s Current Report on Form 8-K/A dated November 1, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Companies’ significant transactions and relationships with affiliated entities as described in Note 2 to the combined financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus supplement and the accompanying prospectus.
      In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http:/ /www.sec.gov. We also make available free of charge on our website, at http:/ /www.crosstexenergy.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
INCORPORATION OF DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC.
      Any information that we file under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, and that is deemed “filed” will automatically update and supersede this information. We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 15, 2005;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, filed on May 13, 2005, August 8, 2005 and November 9, 2005, respectively;

•	our current reports on Form 8-K or Form 8-K/A filed on April 6, 2005, May 6, 2005, June 24, 2005, June 28, 2005 August 9, 2005, August 11, 2005, October 19, 2005, November 3, 2005, November 10, 2005 and November 14, 2005 (in each case to the extent filed and not furnished); and

•	the description of our common units in our registration statement on Form 8-A (File No. 000-50067) filed on November 4, 2002.

      You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus supplement (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.crosstexenergy.com, or by writing or calling us at the following address:
Crosstex Energy, L.P.
2501 Cedar Springs, Suite 100
Dallas, Texas 75201
Attention: Kathie Keller
Telephone: (214) 953-9500
      You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. If information in incorporated documents conflicts with information in this prospectus supplement or another incorporated document, you should rely on the most recent information. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

PROSPECTUS
$250,000,000
Crosstex Energy, L.P.
COMMON UNITS
DEBT SECURITIES

Crosstex Energy Services, L.P.
DEBT SECURITIES

        The following securities may be offered under this prospectus:

•	Common units representing limited partner interests in Crosstex Energy, L.P.;

•	Debt securities of Crosstex Energy, L.P.; and

•	Debt securities of Crosstex Energy Services, L.P.
      The aggregate initial offering price of the securities that we offer by this prospectus will not exceed $250,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities and also may add, update or change information contained in this prospectus. The common units are traded on the Nasdaq National Market under the symbol “XTEX.”
      You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.
       Investing in our securities involves risk. You should carefully consider the risk factors described under “Risk Factors” beginning on page 3 of this prospectus before you make any investment in our securities.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 7, 2004

ABOUT THIS PROSPECTUS	1
WHO WE ARE	1
THE SUBSIDIARY GUARANTORS	1
RISK FACTORS	3
FORWARD-LOOKING STATEMENTS	18
USE OF PROCEEDS	19
RATIO OF EARNINGS TO FIXED CHARGES	20
DESCRIPTION OF THE DEBT SECURITIES	21
DESCRIPTION OF THE COMMON UNITS	30
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT	33
CASH DISTRIBUTION POLICY	44
MATERIAL TAX CONSEQUENCES	51
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS	63
PLAN OF DISTRIBUTION	64
LEGAL MATTERS	64
EXPERTS	64
WHERE YOU CAN FIND MORE INFORMATION	65

      You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

i

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $250,000,000 in total aggregate offering price of securities described in this prospectus. This prospectus provides you with a general description of us and the securities offered under this prospectus.
      Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”
      As used in this prospectus, “we,” “us” and “our” and similar terms mean either or both of Crosstex Energy, L.P. and Crosstex Energy Services, L.P. and their subsidiaries, unless the context indicates otherwise.
WHO WE ARE
      We are a publicly traded Delaware limited partnership, formed in July 2002 in connection with our initial public offering, which was completed in December 2002. Our business activities are conducted through our subsidiary, Crosstex Energy Services, L.P., a Delaware limited partnership which we refer to as the “Operating Partnership,” and the subsidiaries of the Operating Partnership. We are an independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas. We connect the wells of natural gas producers in our market areas to our gathering systems, treat natural gas to remove impurities to ensure that it meets pipeline quality specifications, process natural gas for the removal of natural gas liquids or NGLs, transport natural gas and ultimately provide an aggregated supply of natural gas to a variety of markets. We purchase natural gas from natural gas producers and other supply points and sell that natural gas to utilities, industrial consumers, other marketers and pipelines and thereby generate gross margins based on the difference between the purchase and resale prices. In addition, we purchase natural gas from producers not connected to our gathering systems for resale and sell natural gas on behalf of producers for a fee.
      Our general partner, Crosstex Energy GP, L.P., is a Delaware limited partnership. Crosstex Energy GP, LLC, a Delaware limited liability company, is Crosstex Energy GP, L.P.’s general partner. Our general partner is managed by its general partner, Crosstex Energy GP, LLC, which has ultimate responsibility for conducting our business and managing our operations.
      Our executive offices are located at 2501 Cedar Springs, Suite 600, Dallas, Texas 75201, and our telephone number is (214) 953-9500.
THE SUBSIDIARY GUARANTORS
      Crosstex Energy, L.P. will, and Crosstex LIG, LLC, Crosstex Tuscaloosa, LLC, Crosstex LIG Liquids, LLC, Crosstex Treating Services, L.P., Crosstex Gulf Coast Marketing Ltd., Crosstex Gulf Coast Transmission Ltd., Crosstex CCNG Gathering, Ltd., Crosstex CCNG Processing, Ltd., Crosstex CCNG Marketing, Ltd., Crosstex CCNG Transmission, Ltd., Crosstex Acquisition Management, L.P., Crosstex Mississippi Pipeline, L.P., Crosstex Seminole Gas, L.P., Crosstex Alabama Gathering System, L.P. and Crosstex Mississippi Industrial Gas Sales, L.P. may, unconditionally guarantee any series of debt securities of Crosstex Energy Services, L.P. offered by this prospectus, as set forth in a related prospectus supplement. Crosstex Energy Services, L.P., Crosstex LIG, LLC, Crosstex Tuscaloosa, LLC, Crosstex LIG Liquids, LLC, Crosstex Treating Services, L.P., Crosstex Gulf Coast Marketing Ltd., Crosstex Gulf Coast Transmission Ltd., Crosstex CCNG Gathering, Ltd., Crosstex CCNG Processing, Ltd., Crosstex CCNG Marketing, Ltd., Crosstex CCNG Transmission, Ltd., Crosstex Acquisition Management, L.P., Crosstex

Mississippi Pipeline, L.P., Crosstex Seminole Gas, L.P., Crosstex Alabama Gathering System, L.P. and Crosstex Mississippi Industrial Gas Sales, L.P. may unconditionally guarantee any series of debt securities of Crosstex Energy, L.P. offered by this prospectus, as set forth in a related prospectus supplement. As used in this prospectus, the term “Subsidiary Guarantors” means Crosstex LIG, LLC, Crosstex Tuscaloosa, LLC, Crosstex LIG Liquids, LLC, Crosstex Treating Services, L.P., Crosstex Gulf Coast Marketing Ltd., Crosstex Gulf Coast Transmission Ltd., Crosstex CCNG Gathering, Ltd., Crosstex CCNG Processing, Ltd., Crosstex CCNG Marketing, Ltd., Crosstex CCNG Transmission, Ltd., Crosstex Acquisition Management, L.P., Crosstex Mississippi Pipeline, L.P., Crosstex Seminole Gas, L.P., Crosstex Alabama Gathering System, L.P. and Crosstex Mississippi Industrial Gas Sales, L.P. and also includes Crosstex Energy Services, L.P. when discussing subsidiary guarantees of the debt securities of Crosstex Energy, L.P. The term “Guarantor” means Crosstex Energy, L.P. in its role as guarantor of the debt securities of Crosstex Energy Services, L.P.

RISK FACTORS
      An investment in the securities involves a significant degree of risk, including the risks described below. you should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this document in evaluating an investment in the securities.
      If any of the following risks actually were to occur, our business, financial condition or results of operations could be affected materially and adversely. In that case, we may be unable to make distributions to our unitholders or pay interest on, or the principal on, any debt securities, the trading price of our securities could decline and you could lose all or part of your investment.
Risks Inherent in Our Business
We may not have sufficient cash after the establishment of cash reserves and payment of our general partner’s fees and expenses to enable us to pay the minimum quarterly distribution each quarter.
      We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Under the terms of our partnership agreement, we must pay our general partner’s fees and expenses and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the amount of natural gas transported in our gathering and transmission pipelines;

•	the level of our processing and treating operations;

•	the fees we charge and the margins we realize for our services;

•	the price of natural gas;

•	the relationship between natural gas and NGL prices; and

•	our level of operating costs.
      In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions, if any;

•	our debt service requirements;

•	fluctuations in our working capital needs;

•	restrictions on distributions contained in our bank credit facility;

•	our ability to make working capital borrowings under our bank credit facility to pay distributions;

•	prevailing economic conditions; and

•	the amount of cash reserves established by our general partner in its sole discretion for the proper conduct of our business.
      Because of these factors, we may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Furthermore, you should also be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

We must continually compete for natural gas supplies, and any decrease in our supplies of natural gas could adversely affect our financial condition and results of operations.
      Competition is intense in many of our markets. The principal areas of competition include obtaining gas supplies and the marketing and transportation of natural gas and NGLs. Our competitors include major integrated oil companies, interstate and intrastate pipelines and natural gas gatherers and processors. Our competitors in the Texas Gulf Coast area include El Paso Field Services, Kinder Morgan Inc., Houston Pipeline Company and Duke Energy Field Services. Our competitors in Mississippi include Southern Natural Gas and Gulf South Pipeline Company. Our competitors in Louisiana include Bridgeline, Acadian Pipeline and Gulf South Pipeline Company. Some of our competitors offer more services or have greater financial resources and access to larger natural gas supplies than we do.
      If we are unable to maintain or increase the throughput on our systems by accessing new natural gas supplies to offset the natural decline in reserves, our business and financial results could be materially, adversely affected. In addition, our future growth will depend, in part, upon whether we can contract for additional supplies at a greater rate than the rate of natural decline in our currently connected supplies.
      In order to maintain or increase throughput levels in our natural gas gathering systems and asset utilization rates at our treating and processing plants, we must continually contract for new natural gas supplies. We may not be able to obtain additional contracts for natural gas supplies. The primary factors affecting our ability to connect new wells to our gathering facilities include our success in contracting for existing natural gas supplies that are not committed to other systems and the level of drilling activity near our gathering systems. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. We have no control over producers and depend on them to maintain sufficient levels of drilling activity. A material decrease in natural gas production or in the level of drilling activity in our principal geographic areas for a prolonged period, as a result of depressed commodity prices or otherwise, likely would have a material adverse effect on our results of operations and financial position.
A substantial portion of our assets is connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will accordingly decline.
      A substantial portion of our assets, including our gathering systems and our treating plants, is dedicated to certain natural gas reserves and wells for which the production will naturally decline over time. Accordingly, our cash flows associated with these assets will also decline. If we are unable to access new supplies of natural gas either by connecting additional reserves to our existing assets or by constructing or acquiring new assets that have access to additional natural gas reserves, our cash flows may decline and we may not be able to make interest or principal payments on the notes as they become due and our ability to make distributions to our unitholders could decrease.
Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.
      We are subject to significant risks due to fluctuations in commodity prices. These risks are based upon three components of our business: (1) the purchase of certain volumes of natural gas at a price that is a percentage of a relevant index; (2) certain processing contracts for our Gregory system whereby we are exposed to natural gas and NGL commodity price risks; and (3) part of our fee from the Seminole gas plant is based on a portion of the NGLs produced, and, therefore, is subject to commodity price risks.
      The margins we realize from purchasing and selling a portion of the natural gas that we transport through our pipeline systems decrease in periods of low natural gas prices because our gross margins are based on a percentage of the index price. For the year ended December 31, 2003 and the three months ended March 31, 2004, we purchased approximately 8.4% and 9.2%, respectively, of our gas at a percentage of relevant index. Accordingly, a decline in the price of natural gas could have an adverse impact on our results of operations.

      A portion of our profitability is affected by the relationship between natural gas and NGL prices. For a component of our Gregory system volumes, we purchase natural gas, process natural gas and extract NGLs, and then sell the processed natural gas and NGLs. Since we extract Btus from the gas stream in the form of the liquids or consume it as fuel during processing, we reduce the Btu content of the natural gas. Accordingly, our margins under these arrangements can be negatively affected in periods in which the value of natural gas is high relative to the value of NGLs. For example, a decrease of $0.01 per gallon in the price of NGLs and an increase of $0.10 per MMBtu in the average price of natural gas for the year ended December 31, 2003 would have resulted in a decrease in processing margins of approximately $170,000. For the year ended December 31, 2003, we purchased approximately 16% of the natural gas volumes on our Gregory system under such contracts.
      In the past, the prices of natural gas and NGLs have been extremely volatile and we expect this volatility to continue. For example, in 2002, the NYMEX settlement price for natural gas for the prompt month contract ranged from a high of $4.13 per MMBtu to a low of $2.01 per MMBtu. In 2003, the same index ranged from $4.486 per MMBtu to $9.282 per MMBtu. A composite of the OPIS Mt. Belvieu monthly average liquids price based upon our average liquids composition in 2002 ranged from a high of approximately $0.48 per gallon to a low of approximately $0.27 per gallon. In 2003, the same composite ranged from approximately $0.46 per gallon to approximately $0.65 per gallon.
      We may not be successful in balancing our purchases and sales. In addition, a producer could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a consumer could purchase less than contracted volumes. Any of these actions could cause our purchases and sales not to be balanced. If our purchases and sales are not balanced, we will face increased exposure to commodity price risks and could have increased volatility in our operating income.
      The markets and prices for residue gas and NGLs depend upon factors beyond our control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:

•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.
If we are unable to integrate our recent acquisitions, or if we do not continue to make acquisitions on economically acceptable terms, our future financial performance may be limited.
      Our future financial performance will depend, in part, on our ability to make acquisitions of assets and businesses at attractive prices. From time to time, we will evaluate and seek to acquire assets or businesses that we believe complement our existing business and related assets. We may acquire assets or businesses that we plan to use in a manner materially different than their prior owner’s use. Any acquisition involves potential risks, including:

•	the inability to integrate the operations of recently acquired businesses or assets;

•	the diversion of management’s attention from other business concerns;

•	the loss of customers or key employees from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.
      Management’s assessment of these risks is necessarily inexact and may not reveal or resolve all existing or potential problems associated with an acquisition. Realization of any of these risks could adversely affect our operations and cash flows.
      If we consummate any future acquisition, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.
      Our acquisition strategy is based, in part, on our expectation of ongoing divestitures of gas processing and transportation assets by large industry participants. A material decrease in such divestitures will limit our opportunities for future acquisitions and could adversely affect our operations and cash flows.
If we are unable to integrate LIG, or if we are not able to achieve the desired profitability from this acquisition, our future financial performance may be limited.
      We completed the acquisition of LIG Pipeline Company in April 2004, which geographically expanded our operations throughout Louisiana and represents our largest acquisition to date. For the year ended December 31, 2003, the LIG assets would have constituted 21% of our pro forma gross margin. We cannot assure you that we will successfully integrate this acquisition into our operations. In addition, our business approach for LIG will be different from that of its prior owner. We cannot assure you that our business approach will achieve our desired financial performance from this acquisition. Failure to successfully integrate this substantial acquisition or the failure to achieve our desired financial performance from this acquisition could adversely affect our operations and cash flows.
We have limited control over the development of certain assets because we are not the operator.
      As the owner of a non-operating interest in the Seminole gas processing plant, we do not have the right to direct or control the operation of the plant. As a result, the success of the activities conducted at the plant, which is operated by a third party, may be affected by factors outside of our control. The failure of the third-party operator to make decisions, perform its services, discharge its obligations, deal with regulatory agencies or comply with laws, rules and regulations affecting the plant, including environmental laws and regulations, in a proper manner could result in material adverse consequences to our interest and adversely affect our results of operations.
We expect to encounter significant competition in any new geographic areas into which we seek to expand and our ability to enter such markets may be limited.
      As we expand our operations into new geographic areas, we expect to encounter significant competition for natural gas supplies and markets. Competitors in these new markets include companies larger than us, which have both lower capital costs and greater geographic coverage, as well as smaller companies, which have lower total cost structures. As a result, we may not be able to successfully develop acquired assets and markets located in new geographic areas and our results of operations could be adversely affected.
We are exposed to the credit risk of our customers and counterparties, and a general increase in the nonpayment and nonperformance by our customers could have an adverse effect on our financial condition and results of operations.
      Risks of nonpayment and nonperformance by our customers are a major concern in our business. We are subject to risks of loss resulting from nonpayment or nonperformance by our customers. Any increase in the nonpayment and nonperformance by our customers could reduce our ability to make distributions to our unitholders and interest and principal payments on the notes.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.
      The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines, and the price of, and demand for, natural gas in the markets we serve.
      For the year ended December 31, 2003, approximately 58.0% of our sales of gas which were transported using our physical facilities were to industrial end-users and utilities. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users and utilities are reluctant to enter into long-term purchase contracts. Many end-users purchase natural gas from more than one natural gas company and have the ability to change providers at any time. Some of these end-users also have the ability to switch between gas and alternate fuels in response to relative price fluctuations in the market. Because there are numerous companies of greatly varying size and financial capacity that compete with us in the marketing of natural gas, we often compete in the end-user and utilities markets primarily on the basis of price. The inability of our management to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.
We depend on certain key customers, and the loss of any of our key customers could adversely affect our financial results.
      We derive a significant portion of our revenues from contracts with a subsidiary of Kinder Morgan Inc. To the extent that this and other customers may reduce volumes of natural gas purchased under existing contracts, we would be adversely affected unless we were able to make comparably profitable arrangements with other customers. Sales to the subsidiary of Kinder Morgan Inc. accounted for 20.5% of our revenues during 2003, 27.5% of our revenues during 2002 and 23.9% of our revenues during 2001. Our primary contract with Kinder Morgan Inc. expires in March 2006. Our agreements with our key customers provide for minimum volumes of natural gas that each customer must purchase until the expiration of the term of the applicable agreement, subject to certain force majeure provisions. Our customers may default on their obligations to purchase the minimum volumes required under the applicable agreements.
We have a limited combined operating history.
      Because we have grown rapidly, we have a limited operating history for most of our operations to which you may look to evaluate our performance. As a result, the historical and pro forma information may not give you an accurate indication of what our actual results would have been if the acquisitions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.
Growing our business by constructing new pipelines and processing and treating facilities subjects us to construction risks and risks associated with regional natural gas production forecasts.
      One of the ways we intend to grow our business is through the construction of additions to our existing gathering systems and construction of new gathering, processing and treating facilities. The construction of gathering, processing and treating facilities requires the expenditure of significant amounts of capital, which may exceed our expectations. Generally, we may have only limited natural gas supplies committed to these facilities prior to their construction. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which anticipated production growth does not materialize. We may also rely on estimates of proved reserves in our decision to construct new pipelines and facilities, which may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of proved reserves. As a result, new facilities may not be able to attract enough natural gas to achieve our expected investment return, which could adversely affect our results of operations and financial condition.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance.
      Our operations are subject to the many hazards inherent in the gathering, compressing, treating and processing of natural gas and storage of residue gas, including:

•	damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction and farm equipment;

•	leaks of natural gas, NGLs and other hydrocarbons; and

•	fires and explosions.
      These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. Our operations are concentrated in the Texas, Louisiana and Mississippi Gulf Coast, and a natural disaster or other hazard affecting this region could have a material adverse effect on our operations. We are not fully insured against all risks incident to our business. In accordance with typical industry practice, we do not have any property insurance on any of our underground pipeline systems that would cover damage to the pipelines. We are not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. Our business interruption insurance covers only our Gregory processing plant. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition.
The threat of terrorist attacks has resulted in increased costs, and future war or risk of war may adversely impact our results of operations and our ability to raise capital.
      Terrorist attacks or the threat of terrorist attacks cause instability in the global financial markets and other industries, including the energy industry. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, and the possibility that infrastructure facilities, including pipelines, production facilities, and transmission and distribution facilities, could be direct targets, or indirect casualties, of an act of terror. Instability in the financial markets as a result of terrorism, the war in Iraq or future developments could also affect our ability to raise capital.
      Changes in the insurance markets attributable to the threat of terrorist attacks have made certain types of insurance more difficult for us to obtain. Our insurance policies now generally exclude acts of terrorism. Such insurance is not available at what we believe to be acceptable pricing levels. A lower level of economic activity could also result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.
Federal, state or local regulatory measures could adversely affect our business.
      While the Federal Energy Regulatory Commission, or FERC, generally does not regulate any of our operations, directly or indirectly, it influences certain aspects of our business and the market for our products. As a raw natural gas gatherer, we generally are exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still significantly affects our business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.
      Some of our intrastate natural gas transmission pipelines are subject to regulation as a common carrier and as a gas utility by the Texas Railroad Commission, or TRRC. The TRRC’s jurisdiction extends to both rates and pipeline safety. The rates we charge for transportation services are deemed just and reasonable under

Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, our business may be adversely affected.
      Other state and local regulations also affect our business. We are subject to ratable take and common purchaser statutes in the states where we operate. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and some of the states in which we operate have adopted complaint-based or other limited economic regulation of natural gas gathering activities. States in which we operate that have adopted some form of complaint-based regulation, like Oklahoma and Texas, generally allow natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination.
      The states in which we conduct operations administer federal pipeline safety standards under the Pipeline Safety Act of 1968. The “rural gathering exemption” under the Natural Gas Pipeline Safety Act of 1968 presently exempts substantial portions of our gathering facilities from jurisdiction under that statute, including those portions located outside of cities, towns, or any area designated as residential or commercial, such as a subdivision or shopping center. The “rural gathering exemption,” however, may be restricted in the future, and it does not apply to our natural gas transmission pipelines. In response to recent pipeline accidents in other parts of the country, Congress and the Department of Transportation have passed or are considering heightened pipeline safety requirements.
      Compliance with pipeline integrity regulations issued by the TRRC, or those issued by the United States Department of Transportation, or DOT, in December of 2003 could result in substantial expenditures for testing, repairs and replacement. TRRC regulations require periodic testing of all intrastate pipelines meeting certain size and location requirements. Our costs relating to compliance with the required testing under the TRRC regulations were approximately $1.0 million in 2003 and we expect the costs for compliance with TRRC and DOT regulations to be between $2.4 million and $2.7 million in each of 2004 and 2005. If our pipelines fail to meet the safety standards mandated by the TRRC or the DOT regulations, then we may be required to repair or replace sections of such pipelines, the cost of which cannot be estimated at this time.
Our business involves hazardous substances and may be adversely affected by environmental regulation.
      Many of the operations and activities of our gathering systems, plants and other facilities are subject to significant federal, state and local environmental laws and regulations. These include, for example, laws and regulations that impose obligations related to air emissions and discharge of wastes from our facilities and the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for disposal. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Liability may be incurred without regard to fault for the remediation of contaminated areas. Private parties, including the owners of properties through which our gathering systems pass, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage.
      There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of natural gas and other petroleum products, air emissions related to our operations, historical industry operations, waste disposal practices and the prior use of natural gas flow meters containing mercury. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may incur material environmental costs and liabilities. Furthermore, our insurance may not provide sufficient coverage in the event an environmental claim is made against us.

      Our business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect our products and activities, including processing, storage and transportation, as well as waste management and air emissions. Federal and state agencies could also impose additional safety requirements, any of which could affect our profitability.
Our use of derivative financial instruments has in the past and could in the future result in financial losses or reduce our income.
      We use over-the-counter price and basis swaps with other natural gas merchants and financial institutions, and we use futures and option contracts traded on the New York Mercantile Exchange. Use of these instruments is intended to reduce our exposure to short-term volatility in commodity prices. We could incur financial losses or fail to recognize the full value of a market opportunity as a result of volatility in the market values of the underlying commodities or if one of our counterparties fails to perform under a contract.
Due to our lack of asset diversification, adverse developments in our gathering, transmission, treating, processing and producer services businesses would reduce our ability to make distributions to our unitholders.
      We rely exclusively on the revenues generated from our gathering, transmission, treating, processing and producer services businesses, and as a result our financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to our lack of asset diversification, an adverse development in one of these businesses would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.
Our success depends on key members of our management, the loss of whom could disrupt our business operations.
      We depend on the continued employment and performance of the officers of the general partner of our general partner and key operational personnel. The general partner of our general partner has entered into employment agreements with each of its executive officers. If any of these officers or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. We do not maintain any “key man” life insurance for any officers.
Risks Inherent in an Investment in Us
Crosstex Energy, Inc. controls our general partner and as of June 1, 2004 owned a 54% limited partner interest in us. Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interests.
      As of June 1, 2004, CEI indirectly owned an aggregate limited partner interest of approximately 54% in us. In addition, CEI owns and controls our general partner. Due to its control of our general partner and the size of its limited partner interest in us, CEI effectively controls all limited partnership decisions, including any decisions related to the removal of our general partner. Conflicts of interest may arise in the future between CEI and its affiliates, including our general partner, on the one hand, and our partnership, on the other hand. As a result of these conflicts our general partner may favor its own interests and those of its affiliates over our interests. These conflicts include, among others, the following situations:

Conflicts Relating to Control:

•	our partnership agreement limits our general partner’s liability and reduces its fiduciary duties, while also restricting the remedies available to our unitholders for actions that might, without these limitations, constitute breaches of fiduciary duty by our general partner;

•	in resolving conflicts of interest, our general partner is allowed to take into account the interests of parties in addition to unitholders, which has the effect of limiting its fiduciary duties to the unitholders;

•	our general partner’s affiliates may engage in limited competition with us;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•	in some instances our general partner may cause us to borrow funds from affiliates of the general partner or from third parties in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on our subordinated units or to make incentive distributions or hasten the expiration of the subordination period; and

•	our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on our subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

Conflicts Relating to Costs:

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional limited partner interests and reserves, each of which can affect the amount of cash that is available for the payment of principal and interest on the notes;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

•	our general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.
Our unitholders have no right to elect our general partner or the directors of its general partner and have limited ability to remove our general partner.
      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or the board of directors of its general partner and have no right to elect our general partner or the board of directors of its general partner on an annual or other continuing basis.
      Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. The general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class.
      Because affiliates of the general partner controlled approximately 55% of all the units as of June 1, 2004, the general partner could not be removed without the consent of the general partner and its affiliates. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal without cause would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units which would otherwise have continued until we had met certain distribution and performance tests.
      Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include, in most cases, charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.
      In addition, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner’s general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
      As a result of these provisions, it will be more difficult for a third party to acquire our partnership without first negotiating such a purchase with our general partner and, as a result, you are less likely to receive a takeover premium.
Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.
      Prior to making any distributions on the units, we reimburse our general partner and its affiliates, including officers and directors of our general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to make distributions to our unitholders. Our general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates provide us with services for which we are charged reasonable fees as determined by our general partner in its sole discretion.
The control of our general partner may be transferred to a third party, and that third party could replace our current management team.
      The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of the general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions taken by the board of directors and officers.
Our general partner’s absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders.
      Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, the partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to our unitholders.
Our partnership agreement contains provisions which reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.
      Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions that would otherwise constitute breaches of our general partner’s fiduciary duties. If you choose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law.

We may issue additional common units without your approval, which would dilute your ownership interests.
      During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 2,632,000 additional common units. Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

•	the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis;

•	the conversion of subordinated units into common units;

•	the conversion of units of equal rank with the common units into common units under some circumstances;

•	the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner;

•	issuances of common units under our long-term incentive plan; or

•	issuances of common units to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the debt’s retirement.
      The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.
      After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.
      If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may therefore not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the call right, please read “Description of Our Partnership Agreement — Limited Call Right.”
You may not have limited liability if a court finds that unitholder action constitutes control of our business.
      You could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders to remove or replace our general partner, to approve amendments to our partnership agreement, or to take other action under our partnership agreement constituted participation in the “control” of our business, to the extent that a person who has transacted business with the partnership reasonably believes, based on your conduct, that you are a general partner. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of that section may be liable to the limited partnership for the amount of the distribution for a period of three years from the date of the distribution. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Please read “Description of the Common Units — Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.
Risks Related to Debt Securities
We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets.
      We have a holding company structure, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make required payments on the debt securities depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, credit facilities and applicable state partnership laws and other laws and regulations. Pursuant to the credit facilities, we may be required to establish cash reserves for the future payment of principal and interest on the amounts outstanding under the credit facilities. If we are unable to obtain the funds necessary to pay the principal amount at maturity of the debt securities, or to repurchase the debt securities upon the occurrence of a change of control, we may be required to adopt one or more alternatives, such as a refinancing of the debt securities. We cannot assure you that we would be able to refinance the debt securities.
If we issue unsecured debt securities, your right to receive payments on the debt securities will be unsecured and will be effectively subordinated to our existing and future secured indebtedness and to indebtedness of any of our subsidiaries who do not guarantee the debt securities.
      Any unsecured debt securities, including any guarantees, issued by us, Crosstex Energy Services, L.P. or any Subsidiary Guarantors will be effectively subordinated to the claims of our secured creditors. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business or that of Crosstex Energy Services, L.P. or any Subsidiary Guarantors, their secured creditors would generally have the right to be paid in full before any distribution is made to the holders of the unsecured debt securities. Furthermore, if any of our subsidiaries do not guarantee the unsecured securities, these debt securities will be effectively subordinated to the claims of all creditors, including trade creditors and tort claimants, of those subsidiaries. In the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of a subsidiary that is not a guarantor, creditors of that subsidiary would generally have the right to be paid in full before any distribution is made to the issuer of the unsecured debt securities or the holders of the unsecured debt securities.
We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the debt securities or to repay them at maturity.
      Unlike a corporation, our partnership agreement requires us to distribute on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally all of our cash on hand at the end of each quarter, after payment of fees and expenses and the establishment of cash reserves by our general partner in its discretion. Our general partner determines the amount and timing of cash distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs);

•	to provide funds for distributions to our unitholders and our general partner from any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of our loan or other agreements.
      Depending on the timing and amount of our cash distributions to unitholders and because we are not required to accumulate cash for the purpose of meeting obligations to holders of any debt securities, such distributions could significantly reduce the cash available to us in subsequent periods to make payments on any debt securities.
Tax Risks to Our Unitholders.
      You are urged to read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.
The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to our unitholders.
      The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.
      If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates of up to 35% (under the law as of the date of this prospectus) and we would probably pay state income taxes as well. In addition, distributions to unitholders would generally be taxed again as corporate distributions and none of our income, gains, losses, or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, the cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders and thus would likely result in a material reduction in the value of the common units.
      A change in current law or a change in our business could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be decreased to reflect the impact of that law on us.
A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units and the costs of any contest will be borne by us and, therefore, indirectly by our unitholders and our general partner.
      We have not requested any ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, our costs of any contest with the IRS will be borne by us and therefore indirectly by our unitholders and our general partner since such costs will reduce the amount of cash available for distribution by us.

Unitholders may be required to pay taxes on income from us even if they do not receive any cash distributions from us.
      Unitholders will be required to pay federal income taxes and, in some cases, state, local, and foreign income taxes on their share of our taxable income even if they do not receive cash distributions from us. Unitholders may not receive cash distributions equal to their share of our taxable income or even the tax liability that results from that income.
Tax gain or loss on the disposition of our common units could be different than expected.
      Unitholders who sell common units will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated for a common unit, which decreased the tax basis in that common unit, will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than the tax basis in that common unit, even if the price received is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, will likely be ordinary income to the unitholder. Should the IRS successfully contest some positions we take, unitholders could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, unitholders who sell units may incur a tax liability in excess of the amount of cash they receive from the sale.
Recent changes in federal income tax law could affect the value of our common units.
      On May 28, 2003, the Jobs and Growth Tax Relief Reconciliation Act of 2003 was signed into law, which generally reduces the maximum tax rate applicable to corporate dividends to 15%. This reduction could materially affect the value of our common units in relation to alternative investments in corporate stock, as investments in corporate stock may be more attractive to individual investors thereby exerting downward pressure on the market price of our common units.
Tax-exempt entities, regulated investment companies, and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
      Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company or mutual fund. Distributions to non-U.S. persons will be reduced by withholding taxes, at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and generally pay tax on their share of our taxable income.
We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.
      We are registered with the IRS as a “tax shelter.” Our tax shelter registration number is 02337000008. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders’ tax returns and may lead to audits of unitholders’ tax returns and adjustments of items unrelated to us. Unitholders will bear the cost of any expense incurred in connection with an examination of their personal tax return and will indirectly bear a portion of the cost of an audit of us since our cash available for distribution would be reduced in such a case.
We will determine the tax benefits that are available to an owner of units without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
      Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to the tax returns of unitholders.
As a result of investing in our common units, unitholders will likely be subject to state and local taxes and return filing requirements in jurisdictions where they do not live.
      In addition to federal income taxes, unitholders will likely be subject to other taxes such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. Unitholders will likely be required to file state, local and foreign income tax returns and pay state, local and foreign income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We own property or conduct business in Texas, Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama. Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama impose an income tax, generally. Texas does not impose a state income tax on individuals, but does impose a franchise tax on limited liability companies and corporations in certain circumstances. Texas does not impose a franchise tax on partnerships at this time. We may do business or own property in other states or foreign countries in the future. It is the responsibility of each unitholder to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state, local, or foreign tax consequences of owning our common units.

FORWARD-LOOKING STATEMENTS
      Some of the information included in this prospectus, any prospectus supplement and the documents we incorporate by reference contain “forward-looking” statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may,” “will,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference.
      These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
      Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” beginning on page 3, and elsewhere in this prospectus.
      You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in “Risk Factors” beginning on page 3 and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition. We disclaim any obligation to announce publicly the result of any revision to any of the forward-looking information to reflect future events or developments.

USE OF PROCEEDS
      Unless we specify otherwise in any prospectus supplement, we will use the net proceeds we receive from the sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions.
      The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES
      The table below sets forth the ratio of earnings to fixed charges for us and our predecessor for each of the periods indicated:

	Predecessor		Historical

		Four Months	Eight Months	Year Ended			Three Months
	Year Ended	Ended	Ended	December 31,			Ended
	December 31,	April 30,	December 31,				March 31,
	1999	2000	2000	2001	2002	2003	2004

Ratio of Earnings to Fixed Charge	1.8x	—	4.1x	—	1.7x	5.5x	5.9x
      For purposes of calculating the ratios of earnings to fixed charges:

•	“earnings” represent net income before adjustment for minority interest in subsidiary plus fixed charges less minority interest in the income of subsidiaries that have not incurred fixed charges; and

•	“fixed charges” represent interest expense, which includes the amortization of capitalized expenses relating to indebtedness.
For the four months ended April 30, 2000 and the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $7.6 million and $1.7 million, respectively.

DESCRIPTION OF THE DEBT SECURITIES
      Crosstex Energy, L.P. may issue senior debt securities under an indenture among Crosstex Energy, L.P., as issuer, the Subsidiary Guarantors, if any, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the Crosstex Energy senior indenture. Crosstex Energy, L.P. may also issue subordinated debt securities under an indenture to be entered into among Crosstex Energy, L.P., the Subsidiary Guarantors, if any, and the trustee. We refer to this indenture as the Crosstex Energy subordinated indenture.
      Crosstex Energy Services, L.P. may issue senior debt securities under an indenture among Crosstex Energy Services, L.P., as issuer, Crosstex Energy, L.P., as Guarantor, the Subsidiary Guarantors, if any, and a trustee that we will name in the related prospectus supplement. We refer to this indenture as the Crosstex Energy Services senior indenture. Crosstex Energy Services, L.P. may also issue subordinated debt securities under an indenture to be entered into among Crosstex Energy Services, L.P., the Guarantor, the Subsidiary Guarantors, if any, and the trustee. We refer to this indenture as the Crosstex Energy Services subordinated indenture.
      We refer to the Crosstex Energy senior indenture, the Crosstex Energy Services senior indenture, the Crosstex Energy subordinated indenture and the Crosstex Energy Services subordinated indenture collectively as the indentures. The debt securities will be governed by the provisions of the related indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.
      We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the form of senior indentures and the form of subordinated indentures with the SEC as exhibits to the registration statement of which this prospectus forms a part, and you should read the indentures for provisions that may be important to you.
      Unless the context otherwise requires, references in this “Description of the Debt Securities” to “we,” “us” and “our” mean Crosstex Energy, L.P. and Crosstex Energy Services, L.P. and references in this prospectus to an “indenture” refer to the particular indenture under which we issue a series of debt securities.
Provisions Applicable to Each Indenture
      General. Any series of debt securities:

•	will be general obligations of the issuer;

•	will be general obligations of the Guarantor if they are guaranteed by the Guarantor;

•	will be general obligations of the Subsidiary Guarantors if they are guaranteed by the Subsidiary Guarantors; and

•	may be subordinated to the Senior Indebtedness of Crosstex Energy, L.P., Crosstex Energy Services, L.P. and the Subsidiary Guarantors.
      The indentures do not limit the amount of debt securities that may be issued under any indenture, and do not limit the amount of other indebtedness or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance.
      No indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders the right to require us to repurchase their securities in the event of a decline in our credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.
      Terms. We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of the board of directors of our general partner’s general partner, accompanied by an officers’

certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the form and title of the debt securities of that series;

•	the total principal amount of the debt securities of that series;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities of that series will be payable;

•	any interest rate which the debt securities of that series will bear, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	any right to extend or defer the interest payment periods and the duration of the extension;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	whether debt securities are entitled to the benefits of any guarantee of any Subsidiary Guarantor;

•	the place or places where payments on the debt securities of that series will be payable;

•	any provisions for optional redemption or early repayment;

•	any provisions that would require the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for our other securities or securities of any other entity;

•	any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities of that series.
      This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.
      We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.
      If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

      Guarantee of Crosstex Energy, L.P. Crosstex Energy, L.P. will fully, irrevocably and unconditionally guarantee on an unsecured basis all series of debt securities of Crosstex Energy Services, L.P., and will execute a notation of guarantee as further evidence of its guarantee. As used in this prospectus, the term “Guarantor” means Crosstex Energy, L.P. in its role as guarantor of the debt securities of Crosstex Energy Services, L.P. The applicable prospectus supplement will describe the terms of any guarantee by Crosstex Energy, L.P.
      If a series of senior debt securities of Crosstex Energy Services, L.P. is so guaranteed, Crosstex Energy, L.P.’s guarantee of the senior debt securities will be Crosstex Energy, L.P.’s unsecured and unsubordinated general obligation, and will rank on a parity with all of Crosstex Energy, L.P.’s other unsecured and unsubordinated indebtedness. If a series of subordinated debt securities of Crosstex Energy Services, L.P. is so guaranteed, Crosstex Energy, L.P.’s guarantee of the subordinated debt securities will be Crosstex Energy, L.P.’s unsecured general obligation and will be subordinated to all of Crosstex Energy, L.P.’s other unsecured and unsubordinated indebtedness.
      The Subsidiary Guarantees. The Subsidiary Guarantors may fully, irrevocably and unconditionally guarantee on an unsecured basis all series of debt securities of Crosstex Energy, L.P. or Crosstex Energy Services, L.P., and will execute a notation of guarantee as further evidence of their guarantee. The term “Subsidiary Guarantors” means Crosstex LIG, LLC, Crosstex Tuscaloosa, LLC, Crosstex LIG Liquids, LLC, Crosstex Treating Services, L.P., Crosstex Gulf Coast Marketing Ltd., Crosstex Gulf Coast Transmission Ltd., Crosstex CCNG Gathering, Ltd., Crosstex CCNG Processing, Ltd., Crosstex CCNG Marketing, Ltd., Crosstex CCNG Transmission, Ltd., Crosstex Acquisition Management, L.P., Crosstex Mississippi Pipeline, L.P., Crosstex Seminole Gas, L.P., Crosstex Alabama Gathering System, L.P. and Crosstex Mississippi Industrial Gas Sales, L.P. and also includes Crosstex Energy Services, L.P. when discussing subsidiary guarantees of the debt securities of Crosstex Energy, L.P. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors.
      If a series of senior debt securities of Crosstex Energy, L.P. or Crosstex Energy Services, L.P. is so guaranteed, the Subsidiary Guarantors’ guarantee of the senior debt securities will be the Subsidiary Guarantors’ unsecured and unsubordinated general obligation, and will rank on a parity with all of the Subsidiary Guarantors’ other unsecured and unsubordinated indebtedness. If a series of subordinated debt securities of Crosstex Energy, L.P. or Crosstex Energy Services, L.P. is so guaranteed, the Subsidiary Guarantors’ guarantee of the subordinated debt securities will be the Subsidiary Guarantors’ unsecured general obligation and will be subordinated to all of the Subsidiary Guarantors’ other unsecured and unsubordinated indebtedness.
      The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•	any collections from or payments made by or on behalf of any other Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.
      The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “— Defeasance,” then any Subsidiary Guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the indentures, and to the extent not otherwise prohibited by the indentures, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•	following delivery of a written notice by us to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money for a purchase money obligation or for a guarantee of either, except for any series of debt securities.
      Consolidation, Merger and Sale of Assets. The indentures generally permit a consolidation or merger involving Crosstex Energy, L.P., Crosstex Energy Services, L.P. or the Subsidiary Guarantors. They also permit Crosstex Energy, L.P., Crosstex Energy Services, L.P. or the Subsidiary Guarantors, as applicable, to lease, transfer or dispose of all or substantially all of its assets. Each of Crosstex Energy, L.P., Crosstex Energy Services, L.P. and the Subsidiary Guarantors has agreed, however, that it will not consolidate with or merge into any entity (other than Crosstex Energy, L.P., Crosstex Energy Services, L.P. or a Subsidiary Guarantor, as applicable) or lease, transfer or dispose of all or substantially all of its assets to any entity (other than Crosstex Energy, L.P., Crosstex Energy Services, L.P. or a Subsidiary Guarantor, as applicable) unless:

•	it is the continuing entity; or

•	if it is not the continuing entity, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the performance of its covenants and obligations under the indentures; and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.
      Upon any such consolidation, merger or asset lease, transfer or disposition involving Crosstex Energy, L.P., Crosstex Energy Services, L.P. or the Subsidiary Guarantors, the resulting entity or transferee will be substituted for Crosstex Energy, L.P., Crosstex Energy Services, L.P. or the Subsidiary Guarantors, as applicable, under the applicable indenture and debt securities. In the case of an asset transfer or disposition other than a lease, Crosstex Energy, L.P. or the Subsidiary Guarantors, as applicable, will be released from the applicable indenture.
      Events of Default. Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest on that series of debt securities when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•	failure by the issuer or, if the series of debt securities is guaranteed by the Guarantor or any Subsidiary Guarantors, by such Guarantor or Subsidiary Guarantor, to comply for 60 days with the other agreements contained in the indentures, any supplement to the indentures or any board resolution authorizing the issuance of that series after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	certain events of bankruptcy, insolvency or reorganization of the issuer or, if the series of debt securities is guaranteed by the Guarantor or any Subsidiary Guarantor, of the Guarantor and/or any such Subsidiary Guarantor;

•	if the series of debt securities is guaranteed by the Guarantor and/or any Subsidiary Guarantor:

•	any of the guarantees ceases to be in full force and effect, except as otherwise provided in the indentures;

•	any of the guarantees is declared null and void in a judicial proceeding; or

•	the Guarantor or any Subsidiary Guarantor denies or disaffirms its obligations under the indentures or its guarantee; and

•	any other event of default provided for in that series of debt securities.

      A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.
      If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.
      A holder of a debt security of any series issued under each indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.
This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.
      In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; and

•	exercising any trust or power conferred upon the trustee relating to or arising as a result of an event of default.
      The issuer is required to file each year with the trustee a written statement as to its compliance with the covenants contained in the applicable indenture.
      Modification and Waiver. Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, a supplement or a waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	release the Guarantor, or any Subsidiary Guarantor, or modify the guarantee of the Guarantor or any Subsidiary Guarantor in any manner adverse to the holders.
      Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the issuer’s obligations under the indentures by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities or, with respect to the senior indentures, the related guarantees;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights the issuer has under the indentures;

•	to add events of default with respect to any debt securities; and

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.
      The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.
      Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or

•	we will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

      If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities and, if applicable, guarantees of the payments will also survive.
      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.
      No Personal Liability of General Partner. Crosstex Energy GP, L.P., our general partner, and Crosstex Energy GP, LLC, the general partner of our general partner, and their directors, officers, employees, incorporators and partners, in such capacity, will not be liable for the obligations of Crosstex Energy, L.P., Crosstex Energy Services, L.P. or any Subsidiary Guarantor under the debt securities, the indentures or the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting a debt security, each holder of that debt security will have agreed to this provision and waived and released any such liability on the part of Crosstex Energy GP, L.P. and Crosstex Energy GP, LLC and their directors, officers, employees, incorporators and partners. This waiver and release are part of the consideration for our issuance of the debt securities. It is the view of the SEC that a waiver of liabilities under the federal securities laws is against public policy and unenforceable.
      Governing Law. New York law will govern the indentures and the debt securities.
      Trustee. We may appoint a separate trustee for any series of debt securities. We use the term “trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business, and the trustee may own debt securities.
      Form, Exchange, Registration and Transfer. The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.
      Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.
      The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.
      In the case of any redemption, we will not be required to register the transfer or exchange of:

•	any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.
      Payment and Paying Agents. Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.
      Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.
      If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in New York, New York or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.
      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.
      Book-Entry Debt Securities. The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.
Provisions Applicable Solely to the Crosstex Energy and Crosstex Energy Services Subordinated Indentures
      Subordination. Debt securities of a series may be subordinated to the issuer’s “Senior Indebtedness,” which is defined generally to include any obligation created or assumed by the issuer (or, if the series is guaranteed, the Guarantor and any Subsidiary Guarantors) for the repayment of borrowed money, any purchase money obligation created or assumed by the issuer, and any guarantee therefor, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities (or, if the series is guaranteed, the guarantee of the Guarantor or any Subsidiary Guarantor), or to other obligations which are pari passu with or subordinated to the debt securities (or, if the series is guaranteed, the guarantee of the Guarantor or any Subsidiary Guarantor). Subordinated debt securities will be subordinated in right of payment, to the extent and in the manner set forth in the subordinated indentures and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of the Guarantor or any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.
      The holders of Senior Indebtedness of the issuer or, if applicable, the Guarantor or a Subsidiary Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of the issuer or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

•	in a bankruptcy, receivership or similar proceeding relating to the issuer or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.
      Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.
      If the issuer does not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, the issuer may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

•	make any deposit for the purpose of defeasance of the subordinated debt securities; or

•	repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, the issuer may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in either case,

•	the default has been cured or waived and any declaration of acceleration has been rescinded;

•	the Senior Indebtedness has been paid in full in cash; or

•	the issuer and the trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”
      Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100.0 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.
      During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, the issuer may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by the issuer and the trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.
      The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.
      Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.
      Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which anyone or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.
      After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

      As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.
DESCRIPTION OF THE COMMON UNITS
      The common units represent limited partner interests in Crosstex Energy, L.P. that entitle the holders to participate in our cash distributions and to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units, holders of subordinated units and our general partner in and to partnership distributions, together with a description of the circumstances under which subordinated units convert into common units, see “Cash Distributions” in this prospectus. For a general discussion of the expected federal income tax consequences of owning and disposing of common units, see “Material Tax Considerations.” References in the “Description of Common Units” to “we,” “us” and “our” mean Crosstex Energy, L.P.
      Our outstanding common units are quoted on the Nasdaq National Market under the symbol “XTEX.”
      American Stock Transfer & Trust Company serves as registrar and transfer agent for our common units.
Status as Limited Partner or Assignee
      Except as described under “— Limited Liability,” the common units will be fully paid, and the unitholders will not be required to make additional capital contributions to us.
Transfer of Common Units
      Each purchaser of common units offered by this prospectus must execute a transfer application. By executing and delivering a transfer application, the purchaser of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

•	grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

•	makes the consents and waivers contained in the partnership agreement.
      An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.
      A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
      Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common unit to a purchaser or transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.
      Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of common units.
      The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.
      Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Limited Liability
      Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Limited Liability Company Act, or Delaware Act, and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;
constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.
      Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.
      Our subsidiaries conduct business in seven states. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in the operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.
Meetings; Voting
      Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.
      Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.
      Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “Description of Our Partnership Agreement — Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

      Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.
Books and Reports
      Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.
      We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.
      We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.
      The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.
      Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.
DESCRIPTION OF OUR PARTNERSHIP AGREEMENT
      The following is a summary of the material provisions of our partnership agreement. Our partnership agreement is included as an exhibit to the registration statement of which this prospectus constitutes a part.
      We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

•	with regard to the transfer of common units, please read “Description of the Common Units — Transfer of Common Units”;

•	with regard to limited liability of limited partners, please read “Description of the Common Units — Limited Liability”;

•	with regard to meetings and voting, please read “Description of the Common Units — Meetings; Voting”;

•	with regards to the rights of unitholders regarding our books and reports, please read “Description of the Common Units — Books and Reports”;

•	with regard to distributions of available cash, please read “Cash Distribution Policy;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”
Organization and Duration
      We were organized on July 12, 2002 and will have a perpetual existence except as provided below under “— Termination and Dissolution.”
Purpose
      Our purpose under the partnership agreement is limited to serving as the limited partner of the operating partnership and engaging in any business activities that may be engaged in by the operating partnership or that are approved by our general partner. The partnership agreement of the operating partnership provides that the operating partnership may, directly or indirectly, engage in:

•	its operations as conducted immediately before our initial public offering;

•	any other activity approved by the general partner but only to the extent that the general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates “qualifying income” as this term is defined in Section 7704 of the Internal Revenue Code; or

•	any activity that enhances the operations of an activity that is described in either of the two preceding clauses or any other activity provided such activity does not affect our treatment as a partnership for Federal income tax purposes.
      Although our general partner has the ability to cause us, the operating partnership or its subsidiaries to engage in activities other than gathering, transmission, treating, processing and marketing of natural gas, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.
Power of Attorney
      Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.
Capital Contributions
      Unitholders are not obligated to make additional capital contributions, except as described under “Description of the Common Units — Limited Liability.”
Voting Rights
      The following matters require the unitholder vote specified below. Certain significant decisions require approval by a “unit majority” of the common units. We define “unit majority” as:

•	during the subordination period, at least a majority of the outstanding common units, excluding common units owned by the general partner and its affiliates, voting as a class and at least a majority of the outstanding subordinated units voting as a class; and

•	thereafter, at least a majority of the outstanding common units.

Matter	Vote Requirement

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under “— Issuance of Additional Securities.”
Issuance of units senior to the common units during the subordination period	Unit majority.
Issuance of units junior to the common units during the subordination period	No approval right.
Issuance of additional units after the subordination period	No approval right.
Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “— Amendment of the Partnership Agreement.”
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. See “— Merger, Sale or Other Disposition of Assets.”
Amendment of the operating partnership agreement and other action taken by us as a limited partner of the operating partnership	Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. See “— Action Relating to the Operating Partnership.”
Dissolution of our partnership	Unit majority. See “— Termination and Dissolution.”
Reconstitution of our partnership upon dissolution	Unit majority. See “— Termination and Dissolution.”
Withdrawal of the general partner	The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for the withdrawal of the general partner prior to December 31, 2012 in a manner which would cause a dissolution of our partnership. See “— Withdrawal or Removal of our General Partner.”
Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. See “— Withdrawal or Removal of our General Partner.”

Matter	Vote Requirement

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all our substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2012. See “— Transfer of General Partner Interests.”
Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to or sale of all or substantially all its equity interests to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2012. See “— Transfer of Incentive Distribution Rights.”
Transfer of ownership interests in the general partner	No approval required at any time. See “— Transfer of Ownership Interests in our General Partner.”
Issuance of Additional Securities
      Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 2,633,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.
      During or after the subordination period, we may issue an unlimited number of common units without the approval of unitholders as follows:

•	upon conversion of the subordinated units into common units;

•	upon conversion of units of equal rank with the common units under some circumstances;

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay indebtedness the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement.
      It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
      In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.
      Upon the issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.
Amendment of the Partnership Agreement
      General. Amendments to the partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.
      Prohibited Amendments. No amendment may be made that would:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

•	change the term of our partnership;

•	provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

•	give any person the right to dissolve our partnership other than our general partner’s right to dissolve our partnership with the approval of a unit majority.
      The provision of the partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

      No Unitholder Approval. Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

•	a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in the partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

•	any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes; or

•	any other amendments substantially similar to any of the matters described in the preceding clauses.
      In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

•	do not adversely affect the limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect;

•	are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of our limited partners;

•	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

      Opinion of Counsel and Unitholder Approval. Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under “ — No Unitholder Approval” should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, the operating partnership or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).
      In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.
Action Relating to the Operating Partnership
      Without the approval of holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the limited partner of the operating partnership, to any amendment to the partnership agreement of the operating partnership or taking any action on our behalf permitted to be taken by a limited partner of the operating partnership, in each case that would adversely affect our limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect.
Merger, Sale or Other Disposition of Assets
      The partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries as a whole. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.
      If conditions specified in the partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.
Termination and Dissolution
      We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

•	the entry of a decree of judicial dissolution of our partnership; or

•	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

      Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•	neither our partnership, the reconstituted limited partnership nor the operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.
Liquidation and Distribution of Proceeds
      Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in “Cash Distribution Policy — Distributions of Cash upon Liquidation.” The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.
Withdrawal or Removal of our General Partner
      Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2012 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “ — Transfer of General Partner Interests” below.
      Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read “ — Termination and Dissolution” above.
      Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal.

      The partnership agreement also provides that if Crosstex Energy GP, L.P. is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and each outstanding subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.
      In the event of removal of the general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
      If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.
      In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.
      Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.
Transfer of General Partner Interests
      Except for transfer by our general partner of all, but not less than all, of its general partner interest in us and the operating partnership to:

•	an affiliate of the general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us and the operating partnership to another entity prior to December 31, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in our General Partner
      At any time, the partners of our general partner may sell or transfer all or part of their partnership interests in the general partner without the approval of the unitholders.
Transfer of Incentive Distribution Rights
      Our general partner or its affiliates or a subsequent holder of incentive distribution rights may transfer its incentive distribution rights to an affiliate or to another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets, or sale of substantially all of its equity interests to, that person without the prior approval of the unitholders; but, in each case, the transferee must agree to be bound by the provisions of the partnership agreement. Prior to December 31, 2012, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units (excluding common units held by the general partner or its affiliates). On or after December 31, 2012, the incentive distribution rights will be freely transferable.
Change of Management Provisions
      The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Crosstex Energy GP, L.P. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.
Limited Call Right
      If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

•	the current market price as of the date three days before the date the notice is mailed.
      As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences — Disposition of Common Units.”
Status as Limited Partner or Assignee
      Except as described above under “Description of the Common Units — Limited Liability” the common units will be fully paid, and unitholders will not be required to make additional contributions.
      An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read “Description of the Common Units — Meetings; Voting”. Transferees that do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read “Description of the Common Units—Transfer of Common Units”.
Non-citizen Assignees; Redemption
      If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.
Indemnification
      Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of a general partner or any departing general partner;

•	any person who is or was a member, partner, officer, director, employee, agent, fiduciary or trustee of our general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

•	any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person.
      Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.
Registration Rights
      Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Crosstex Energy GP, L.P. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

CASH DISTRIBUTION POLICY
Distributions of Available Cash
      References in this “Cash Distribution Policy” to “we,” “us” and “our” mean Crosstex Energy, L.P.
      General. Within approximately 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date.
      Definition of Available Cash. Available Cash means, for any quarter ending prior to liquidation:

•	the sum of

•	all cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand at the end of that quarter; and

•	all additional cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

•	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to

•	provide for the proper conduct of the business of Crosstex Energy, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Crosstex Energy, L.P. and its subsidiaries) after that quarter;

•	comply with applicable law or any debt instrument or other agreement or obligation to which Crosstex Energy, L.P. or any of its subsidiaries is a party or its assets are subject; and

•	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;
provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent Crosstex Energy, L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and
provided, further, that disbursements made by Crosstex Energy, L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.
      Minimum Quarterly Distribution. Common units are entitled to receive distributions from operating surplus of $0.25 per quarter, or $1.00 on an annualized basis, before any distributions are paid on our subordinated units. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause a default or an event of default under our bank credit facility or the senior secured notes.
Operating Surplus and Capital Surplus
      General. All cash distributed to unitholders will be characterized either as “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.
      Definition of Operating Surplus. We define operating surplus in the glossary, and for any period it generally means:

•	our cash balance of $7.2 million at the closing of our initial public offering; plus

•	$8.9 million (as described below); plus

•	all of our cash receipts since the initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures since the initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures, and less

•	the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.
      As reflected above, our definition of operating surplus includes $8.9 million in addition to our cash balance of $7.2 million at the closing of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $8.9 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.
      Definition of Capital Surplus. We also define capital surplus in the glossary, and it will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.
      Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. While we do not anticipate that we will make any distributions from capital surplus in the near term, we may determine that the sale or disposition of an asset or business owned or acquired by us may be beneficial to our unitholders. If we distribute to you the equity we own in a subsidiary or the proceeds from the sale of one of our businesses, such a distribution would be characterized as a distribution from capital surplus.
Subordination Period
      General. During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.25 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
      Definition of Subordination Period. We define the subordination period in the glossary. The subordination period will extend until the first day of any quarter beginning after December 31, 2007 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as described below) generated during each of the three consecutive, non-overlapping four quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      Early Conversion of Subordinated Units. Before the end of the subordination period, a portion of the subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to partners in respect of any quarter ending on or after:

•	December 31, 2005 with respect to 25% of the subordinated units; and

•	December 31, 2006 with respect to 25% of the subordinated units.
The early conversions will occur if at the end of the applicable quarter each of the following three tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
However, the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.
      Definition of Adjusted Operating Surplus. We define “adjusted operating surplus” in the glossary, and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; and plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
      Adjusted Operating Surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.
      Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
Distributions of Available Cash from Operating Surplus During the Subordination Period
      We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.
Distributions of Available Cash from Operating Surplus After the Subordination Period
      We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.
Incentive Distribution Rights
      Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.
      If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	First, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner until each unitholder receives a total of $0.3125 per unit for that quarter (the “first target distribution”);

•	Second, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.375 per unit for that quarter (the “second target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner.
      In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.
Target Amount of Quarterly Distribution
      The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in
		Distribution

	Total Quarterly Distribution		General	Holders of Incentive
	Target Amount	Unitholders	Partner	distribution Rights

Minimum Quarterly Distribution	$0.25	98%	2%	—
First Target Distribution	above $0.25 up to $0.3125	85%	2%	13%
Second Target Distribution	above $0.3125 up to $0.375	75%	2%	23%
Thereafter	above $0.375	50%	2%	48%
Distributions from Capital Surplus
      How Distributions from Capital Surplus will be Made. We will make distributions of available cash from capital surplus in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in the initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
      Effect of a Distribution from Capital Surplus. The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
      Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of incentive distribution rights and 2% to our general partner.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.
      For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.
      In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.
Distributions of Cash upon Liquidation
      General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
      The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.
      Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 85% to all unitholders, pro rata, 13% to the holders of incentive distribution rights, pro rata, and 2% to our general partner until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	Fifth, 75% to all unitholders, pro rata, 23% to the holders of incentive distribution rights, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

•	Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner.
      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.
      Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.
      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
      Adjustments to Capital Accounts. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.
MATERIAL TAX CONSEQUENCES
      This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Crosstex Energy, L.P. and Crosstex Energy Services, L.P.
      No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.
      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P., counsel to the general partner and to us, and are, to the extent noted herein, based on the accuracy of certain factual matters.
      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
      For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” below);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations between Transferors and Transferees” below); and

•	whether our method for depreciating Section 743 adjustments is sustainable (please read “— Tax Consequences of Unit Ownership — Section 754 Election” below).
Partnership Status
      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.
      No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, that the operating partnership will be disregarded as an entity separate from us for federal income tax purposes so long as the operating partnership and its general partner (which is a limited liability company) do not elect to be treated as a corporation and we will be classified as a partnership so long as:

•	we do not elect to be treated as a corporation;

•	we are operated in accordance with applicable partnership statutes, the applicable partnership agreement, and the manner specified in this prospectus; and

•	for each taxable year, more than 90% of our gross income is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
      Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 90% of our current income is within one or more categories of income that are qualifying income in the opinion of Baker Botts L.L.P. The portion of our income that is qualifying income can change from time to time.
      Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and as if we had then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
      If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.
      The discussion below assumes that we will be treated as a partnership for federal income tax purposes. See the discussion above of the opinion of Baker Botts L.L.P. that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status
      Unitholders who have become limited partners of Crosstex Energy, L.P. will be treated as our partners for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as one of our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
      A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as one of our partners with respect to those common units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership — Treatment of Short Sales” below.
      No portion of our income, gain, deductions or losses is reportable by a unitholder who is not one of our partners for federal income tax purposes, and any cash distributions received by a unitholder who is not one of our partners for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.
      The following assumes that a unitholder is treated as one of our partners.
Tax Consequences of Unit Ownership
      Flow-through of Taxable Income. Each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions even if no cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.
      Treatment of Distributions. Our distributions to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, which are known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses” below.
      A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
      Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions he receives from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder generally will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “— Disposition of Common Units — Recognition of Gain or Loss” below.
      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
      In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or the unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation described above.
      A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.
      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.
      Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.
      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
      Certain items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our property at the time of an offering. We will use the remedial method with respect to such differences with respect to some, but not all, of our assets, and we may use other methods with respect to some assets. The effect to a unitholder purchasing common units in an offering will, as to those assets in respect of which we use the remedial method, be essentially the same as if the tax basis of such assets was equal to their fair market value at the time of the offering, and the effect of allocations that are made under the traditional method will be essentially the same as if those assets had a tax basis that is less than fair market value. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
      Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” below and “— Disposition of Common Units — Allocations Between Transferors and Transferees” below, the allocations in our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.
      Treatment of Short Sales. A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by him;

•	any cash distributions received by him on those common units would be fully taxable; and

•	all of these distributions would appear to be ordinary income to him.
      Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Common Units — Recognition of Gain or Loss” below.
      Alternative Minimum Tax. Each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. We do not expect to generate significant tax preference items or adjustments. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.
      Tax Rates. In general, the highest effective United States federal income tax rate for individuals for 2004 is 35% and the maximum United States federal income tax rate for net capital gains of an individual for 2004 is 15% if the asset disposed of was held for more than 12 months at the time of disposition.
      Section 754 Election. We made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets under Section 743(b) of the Internal Revenue Code to reflect his purchase price when he buys common units from a holder thereof. This election does not apply to a person who purchases common units directly from us.
      In order to preserve uniformity of the economic and tax characteristics of common units and/or determine the tax attributes of a common unit based on its date of purchase and the amount that is paid therefor, we may adopt certain positions with respect to the depreciation or amortization of Section 743(b) adjustments that may be inconsistent with the Treasury Regulations. In particular, we intend to depreciate the portion of a Section 743(b) adjustment attributable to any unamortized difference between the “book” and tax basis of an asset in respect of which we use the remedial method in a manner that is consistent with the regulations under Section 743 of the Internal Revenue Code as to recovery property in respect of which the remedial allocation method is adopted. Such method is arguably inconsistent with Treasury Regulation Section 1.167(c)-l(a)(6), which may apply to certain of our assets (although we would not expect these to constitute a material portion of our assets). If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position which may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. In addition, if particular groups of unitholders are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in “book” and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. Baker Botts L.L.P. is unable to opine as to the validity of any position that is described in this paragraph because there is no clear applicable authority.
      A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election.
      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should we determine that the expense of compliance exceeds the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees” below.
      Tax Basis, Depreciation and Amortization. The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” above.
      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we acquire or construct in the future may be depreciated using accelerated methods permitted by the Internal Revenue Code.
      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his units. Please read “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” above and “— Disposition of Common Units — Recognition of Gain or Loss” below.
      The costs that we incur in selling our common units (“syndication expenses”) must be capitalized and cannot be deducted by us currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which will be amortized by us over a period of 60 months, and as syndication expenses, which may not be amortized by us. Any underwriting discounts and commissions we incur will be treated as syndication expenses.
      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.
      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than his tax basis in that common unit, even if the price received is less than his original cost.
      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a unit held for more than one year will generally be taxable as long-term capital gain or loss. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture, other potential recapture items, or other “unrealized receivables” or to “inventory items” we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell, but, under the regulations, may designate specific common units sold for purposes of determining the holding period of the common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.
      The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were actually sold at its fair market value, if the taxpayer or related persons enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.
      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.
      Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.
      The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Baker Botts L.L.P. has not opined on the validity of this method of allocating income and loses among unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees as well as among unitholders whose interests vary during a taxable year to conform to a method permitted under future Treasury Regulations.
      A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.
      Notification Requirements. A purchaser of common units other than an individual who is a citizen of the United States and who purchases through a broker is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties. In addition, the transferor and transferee may be required in certain cases to file certain statements with their federal income tax returns with respect to such transaction.
      Constructive Termination. We will be considered to have been “terminated” for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a 12-month period. A “termination” of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Tax-Exempt Organizations and Other Investors
      Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.
      A regulated investment company, or “mutual fund,” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

      Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.
      In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which generally will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that any of those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the common units.
      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.
      The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish us with the following information:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1)	a person that is not a United States person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

•	the amount and description of common units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.
      Registration as a Tax Shelter. The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. Although we may not be a “tax shelter” for such purposes, we have registered as a “tax shelter” with the Secretary of the Treasury in light of the substantial penalties that might be imposed if registration is required and not undertaken. Our tax shelter registration number is 02337000008.
Issuance of this tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.
      A unitholder who sells or otherwise transfers a common unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. A unitholder must disclose our tax shelter registration number on his tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on Form 8271 to be attached to his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.
      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000

($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
      More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.
      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.
State, Local, Foreign and Other Tax Consequences
      In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own property or do business in Texas, Oklahoma, Louisiana, New Mexico, Arkansas, Mississippi and Alabama. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership — Entity-Level Collections” above. Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.
Tax Consequences of Ownership of Debt Securities
      A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth in the prospectus supplement relating to the offering of the debt securities.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS
      An equity investment in us by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans established or maintained by an employer or employee organization and IRAs. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return.
      The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instruments and is a proper investment for the employee benefit plan.
      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan.
      In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
      The Department of Labor has issued a regulation (the “Plan Assets Regulation”) that provides guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under the Plan Assets Regulation, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are held by 100 or more investors independent of the issuer and of each other, freely transferable and registered under certain provisions of the Federal securities laws;

•	the entity is an operating company; i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•	equity investment in the entity by benefit plan investors is not significant, which means that less than 25% of the value of each class of equity interest, disregarding interests held by the issuer, its affiliates, and some other persons, is held by employee benefit plans and certain other plans not subject to ERISA, including governmental plans.
      Our assets should not be considered “plan assets” under the Plan Assets Regulation because it is expected that the common units will constitute publicly-offered securities, within the meaning of the first bullet point above.
      Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION
      We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters or through dealers.
      We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
      If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
      If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.
      Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.
      Because the NASD views our common units as interests in a direct participation program, any offering of common units pursuant to this registration statement will be made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.
      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.
LEGAL MATTERS
      The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P. Baker Botts L.L.P. will also render an opinion on the material federal income tax considerations regarding the securities. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.
EXPERTS
      The consolidated financial statements and schedule of Crosstex Energy, L.P. as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 financial statements refers to a change in the method of accounting for derivatives. The audit report covering the December 31, 2002 financial statements refers to a change in the method of amortizing goodwill.
      The consolidated financial statements of LIG Pipeline Company and subsidiaries as of and for the years ended December 31, 2003 and 2002 incorporated in this prospectus by reference from the Current Report on Form 8-K/A of Crosstex Energy, L.P. filed on May 21, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.
      In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.crosstexenergy.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
      The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.
      We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended December 31, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2004;

•	our current reports on Form 8-K filed February 18, 2004 and April 14, 2004;

•	our current reports on Form 8-K/ A filed May 21, 2004 and June 11, 2004;

•	the description of our common units in our registration statement on Form 8-A (File No. 000-50067) filed pursuant to the Securities Exchange Act of 1934 on November 4, 2002; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or l5(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement.

      You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.crosstexenergy.com, or by writing or calling us at the following address:
Crosstex Energy, L.P.
2501 Cedar Springs, Suite 600
Dallas, Texas 75201
Attention: Kathie Keller
Telephone: (214) 953-9500

APPENDIX A
Glossary of Terms
      adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:
      (a) decrease operating surplus by:

(1)	any net increase in working capital borrowings with respect to that period; and

(2)	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made during that period; and

(b)	increase operating surplus by:

(1)	any net decrease in working capital borrowings with respect to that period; and

(2)	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
      Adjusted operating surplus does not include that portion of operating surplus included in clause (a)(1) or the definition of operating surplus.
      available cash: For any quarter ending prior to liquidation:
      (a) the sum of

(1)	all cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand at the end of that quarter; and

(2)	all additional cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b)	less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to

(1)	provide for the proper conduct of the business of Crosstex Energy, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs Crosstex Energy, L.P. and its subsidiaries) after that quarter;

(2)	comply with applicable law or any debt instrument or other agreement or obligation to which Crosstex Energy, L.P. or any of its subsidiaries is a party or its assets are subject; and

(3)	provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;
      provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent Crosstex Energy, L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and
      provided, further, that disbursements made by Crosstex Energy, L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

      btu: British Thermal Units.
      capital account: The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Crosstex Energy, L.P. held by a partner.
      capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.
      closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the general partner.
      common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.
      current market price: For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.
      incentive distribution right: A non-voting limited partner partnership interest issued to the general partner in connection with the formation of the partnership. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.
      incentive distributions: The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner’s aggregate 2% general partner interest.
      interim capital transactions: The following transactions if they occur prior to liquidation:

(a)	borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Crosstex Energy, L.P. or any of its subsidiaries;

(b)	sales of equity interests by Crosstex Energy, L.P. or any of its subsidiaries;

(c)	sales or other voluntary or involuntary dispositions of any assets of Crosstex Energy, L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).
      MMBtu: One million British Thermal Units.

      NGLs: Natural gas liquids which consist primarily of ethane, propane, isobutane, normal butane and natural gas.
      operating expenditures: All expenditures of Crosstex Energy, L.P. and our subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a)	Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b)	Operating expenditures will not include:

(1)	capital expenditures made for acquisitions or for capital improvements;

(2)	payment of transaction expenses relating to interim capital transactions; or

(3)	distributions to partners.
      operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a)	the sum of

(1)	$8.9 million plus all the cash of Crosstex Energy, L.P. and its subsidiaries on hand as of the closing date of our initial public offering;

(2)	all cash receipts of Crosstex Energy, L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

(3)	all cash receipts of Crosstex Energy, L.P. and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b)	the sum of:

(1)	operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

(2)	the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Crosstex Energy, L.P. and our subsidiaries or disbursements on behalf of a member of Crosstex Energy, L.P., and our subsidiaries ) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.
      subordination period: The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

(a)	the first day of any quarter on or after December 31, 2007 for which:

(1)	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive non-overlapping four-quarter periods immediately preceding that date;

(2)	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully-diluted basis, and the related distribution on the general partner interests in Crosstex Energy, L.P.; and

(3)	there are no outstanding cumulative common units arrearages.

(b)	the date on which the general partner is removed as general partner of Crosstex Energy, L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of the removal.
      throughput: The volume of gas transported or passing through a pipeline or other facility.
      units: refers to both common units and subordinated units, but not the general partner interest.
      working capital borrowings: Borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

LOGO

Crosstex Energy, L.P.
3,500,000 Common Units
Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT
November       , 2005

Sole Book-Running Manager
Lehman Brothers

A.G. Edwards
Goldman, Sachs & Co.

Wachovia Securities
Raymond James
RBC Capital Markets
KeyBanc Capital Markets
Harris Nesbitt